UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(May 30, 2012)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Notice of Meeting

2.

Management Information Circular

3.

Annual Report Year Ended December 31, 2011

4.

Form of Proxy

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: May 30, 2012

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

DIVERSINET CORP.

NOTICE OF ANNUAL AND SPECIAL

MEETING OF SHAREHOLDERS

TAKE NOTICE THAT the annual and special meeting of shareholders (the “Meeting”) of DIVERSINET CORP. (the “Corporation”) will be held at the offices of the Corporation, 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario, on Thursday June 28, 2012 at the hour of 10:00 o’clock in the morning (Toronto time), for the following purposes:

1.

To consider and receive the financial statements of the Corporation for the year ended December 31, 2011, together with the report of the auditors thereon;

2.

To elect directors;

3.

To appoint auditors and authorize the directors to fix their remuneration;

4.

To consider and, if deemed advisable, approve the issuance of up to 75,000 common shares to each non-management Director as compensation;

5.

To consider and, if deemed advisable, approve the reservation of an additional 1,400,000 common shares of the Corporation (“common shares”) for issuance under the Corporation’s Amended and Restated Stock Option Plan (“Plan”); and

6.

To transact such other business as may properly come before the Meeting or any adjournments thereof.

Holders of common shares who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy in the envelope provided for that purpose.

The Corporation’s financial statements for the year ended December 31, 2011, the report of the auditors thereon to the shareholders, a management information circular and a form of proxy are enclosed herewith.

The Board of Directors has fixed the close of business on May 29, 2012 as the record date for the determination of holders of common shares entitled to notice of the Meeting and any adjournments thereof.

The Board of Directors has by resolution fixed the close of business on the second business day preceding the day of the Meeting or any adjournment thereof (excluding Saturdays, Sundays and holidays) as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation or its transfer agent.

DATED at Toronto this 29th day of May 2012

By Order of the

Board of Directors

/s/ Hon Pak

Hon Pak

Chief Executive Officer

Attachments:

Management Information Circular

2011 Annual Report

DIVERSINET CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY JUNE 28, 2012

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of DIVERSINET CORP. (“Corporation” or “Diversinet”) for use at the Annual and Special Meeting of Shareholders (“Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the attached notice of the Meeting (“Notice of Meeting”).  It is expected that the solicitation will be by mail primarily, but regular employees of the Corporation may also solicit proxies personally.  The cost of solicitation will be borne by the Corporation.  Unless otherwise indicated, all dollar amounts are in U.S. dollars.

The Corporation may also pay brokers or other persons holding common shares of the Corporation (“common shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy material to beneficial owners and obtaining their proxies.

No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation.  A shareholder of the Corporation (“shareholder”) has the right to appoint a person (who need not be a shareholder) to attend and act for the shareholder and on the shareholder’s behalf at the Meeting or any adjournments thereof other than the persons designated in the enclosed form of proxy.  Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivery of the completed and executed proxy to the Corporation or its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof (excluding Saturdays, Sundays and holidays).

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank.  The common shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised.  A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by the shareholder’s attorney who is authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent, Computershare Investor Services Inc., 100 University Avenue, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, at which the proxy is to be used, or with the Chairman of such Meeting on the date of the Meeting or any adjournments thereof, and upon either of such deposits the proxy is revoked.  A proxy may also be revoked in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such common shares will be voted in favour of the passing of all the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournments thereof.  At the time of printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting.

NON-REGISTERED HOLDERS

While only registered shareholders or the persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting, in many cases, common shares beneficially owned by a holder (“Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (“Intermediary”) that the Non-Registered Holder deals with in respect of the common shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, the form of proxy, and the 2011Annual Report (collectively, “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  The Non-Registered Holder need not sign this form of proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above; or

(b)

more typically, be given a voting instruction form that must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at May 29, 2012, the Corporation had 43,178,097 common shares issued and outstanding.  Each common share entitles the registered holder thereof to one vote at all meetings of shareholders.

All shareholders of record as of the time of the Meeting or any adjournments thereof are entitled either to attend and vote thereat in person the common shares held by them or, provided a completed and executed proxy shall have been delivered to Computershare Investor Services Inc. within the time specified herein, to attend and vote thereat by proxy the common shares held by them.

The Corporation has fixed May 29, 2011, as the record date for the purpose of determining shareholders entitled to receive the Notice of Meeting.  In accordance with the provisions of the Business Corporations Act (Ontario), the Corporation will prepare a list of holders of common shares at the close of business on the record date.  Each holder of common shares named in the list will be entitled to vote at the Meeting or any adjournments thereof the common shares shown opposite the shareholder’s name on the list.

To the knowledge of the directors and executive officers of the Corporation, except as noted below, no person beneficially owns or exercises control or direction, directly or indirectly, over voting securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of outstanding voting securities of the Corporation.  Albert Wahbe, the Chairman of the Corporation, owns 9,150,000 common shares (representing approximately 21.2% of the issued and outstanding common shares of the Corporation).  Mr. James B. Wigdale Jr. is the control person of Lakefront Capital Management, LLC, the manager of Lakefront Partners, LLC.  Lakefront Partners, LLC and Mr. Wigdale may be deemed to be acting jointly or in concert in respect to their security holdings of Diversinet.  Together, Mr. Wigdale and Lakefront Partners, LLC currently hold 5,267,284 common shares (representing approximately 12.2% of the issued and outstanding common shares of the Corporation).

BUSINESS TO BE TRANSACTED AT THE MEETING

A.

Financial Statements

The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2011 and the report of the auditors thereon form part of the 2011 Annual Report that accompanies this Circular.

B.

Election of Directors

The Board of Directors of the Corporation presently consists of seven (7) directors.  The number of directors to be elected at the Meeting has been fixed at seven (7) persons.  All of the nominees are now directors of the Corporation and have been directors since the dates indicated below.  Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.  Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated.

The statement as to the common shares beneficially owned or over which the nominees for election as directors exercise control or direction hereinafter named is in each instance based upon information furnished by the person concerned.  The names of the nominees for election as directors, their positions with the Corporation, the year they became a director of the Corporation and the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised is as follows:

Name and Present Principal Occupation	Position with the Corporation	Director Since	Number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Richard Eidinger (1)(2)(3)(5) Partner at Heidrick & Struggles California, USA	Director	2010	118,750
Gregory Milavsky (1)(6) Senior Advisor, Canterbury Park Management Inc. Ontario, Canada	Director	2007	386,895
Hon Pak(7) Chief Executive Officer Maryland, USA	Director CEO	2012	-
Alan Portela(2) (8) CEO of Hybrid Clinical Transformation LLC California, USA	Director	2011	65,522
Philippe Tardif (1)(3)(9) Partner, Borden Ladner Gervais LLP Ontario, Canada	Director	2007	386,895
Albert Wahbe (4) Retired Ontario, Canada	Director	2006	9,150,000
James B. Wigdale, Jr. (2)(3)(10) Principal, Lakefront Partners, LLC Wisconsin, USA	Director	2005	5,267,284

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Governance Committee.

(4)

Mr. Wahbe has served as a director and Chairman since July 2006 and CEO from April 2007 to December 2011.  From 1979 to June 2006, Mr. Wahbe was Executive Vice President and Group Head, Global Transaction Banking at Scotiabank, where he led the evolution of e-commerce and e-banking to provide Global Business solutions.  Mr. Wahbe was also CEO of e-Scotia, where he developed Scotiabank’s Internet banking, e-commerce, wireless, telephone banking and smart card technologies for consumers.

(5)

Dr. Eidinger has served as a director since September 2010.  Since 1998, Dr. Eidinger has been a Partner in the Life Sciences Practice of Heidrick & Struggles, an executive search firm.

(6)

Mr. Milavsky has served as a director since April 2007.  Mr. Milavsky is currently Senior Advisor of Canterbury Park Management Inc., a private equity firm.  From July 2000 to February 2006, Mr. Milavsky was Managing Director and Group Head of Scotiabank Private Equity Investments.

(7)

Dr. Pak has served as a director since February 2012 and CEO since February 2012.  From 2008 to 2011, Dr. Pak was with the US Army Medical Department serving as CIO (2010-2011) and CMIO (2008-2010).  From 2005 to 2008 he was at the Advanced Information Technology Group for the Telemedicine & Advanced Technology Research Center.

(8)

Mr. Portela has served as a director since May 2011.  Mr. Portela is currently CEO of Airstrip Technologies Inc., which provides mobile medical software applications.  From 2009 to October 2010, he was President of CliniComp, Intl., a provider of enterprise clinical documentation systems.  From 2005 to 2008, he was EVP of Global Care Quest Inc., a visual clinical intelligence provider.

(9)

Mr. Tardif has served as a director since March 2007.  Mr. Tardif is a Partner at the law firm Borden Ladner Gervais LLP and specializes in securities law and capital markets transactions.

(10)

Mr. Wigdale has served as a director since January 2005.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm’s Chief Investment Officer.  The 5,267,284 common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by Mr. Wigdale includes 3,909,462 common shares held by Lakefront Partners, LLC an affiliated entity of Mr. Wigdale.

C.

Appointment of Auditors

Shareholders will be asked at the Meeting to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation at remuneration to be fixed by the directors of the Corporation.  Unless a shareholder directs that the shareholder’s common shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix their remuneration.

The only fees paid to KPMG LLP were audit fees.  KPMG LLP billed the Corporation Cdn$141,400 in fiscal 2011 (Cdn$155,500 in fiscal 2010) for professional services rendered for the audit of the annual consolidated financial statements and services that are customarily provided in connection with statutory and regulatory filings related thereto.

D.

Amendment to Stock Option Plan

It is important for the Corporation to be able to compensate its directors, officers, employees and consultants at a level and in a manner that ensures that they are motivated and that their interests are aligned with those of the Corporation and its shareholders.  Accordingly, it is proposed that the Corporation increase the number of common shares reserved for issuance under the Diversinet Corp. Amended and Restated Stock Option Plan dated May 15, 2000.

Under the Plan, the maximum number of common shares which may be reserved for issuance to insiders (as defined under the Plan) or under any other share compensation arrangement of the Corporation is ten percent (10%) of the common shares outstanding at the date of the grant.  Moreover, the maximum number of common shares which may be issued to any one insider and such insider’s associates under the Plan and any other share compensation arrangement in any twelve (12) month period is five percent (5%) of the common shares outstanding at the date of the issuance.  The maximum number of common shares which may be issued to all insiders as a group under the Plan and any other share compensation arrangement in any twelve (12) month period is ten percent (10%) of the common shares outstanding at the date of the issuance.  No one optionee is entitled to hold options exceeding five percent (5%) of the outstanding common shares.

As of April 30, 2012, an aggregate of 7,160,369 common shares had been purchased or options with respect thereto had been granted under the Plan, and all prior stock option plans of the Corporation.  Shareholders will be asked at the Meeting to approve the reservation of an additional 1,400,000 common shares for issuance under the Plan resulting in a total of 10,958,476 (to be a net amount of 8,984,363, being 10,958,476 in aggregate available under the Plan less the 1,974,113 issued on exercise of Options to date) common shares being reserved for issuance under the Plan.  On February 10, 2012, the Board of Directors adopted, subject to shareholder approval, certain amendments to the Plan to provide for this reservation.

Approval of the proposal to amend the Plan requires the affirmative vote of a majority of the common shares present and entitled to vote at the Meeting.  A copy of the Plan is available in our filings with EDGAR at www.sec.gov.  The text of the resolution proposed to be submitted to shareholders at the Meeting is listed below.

Summary description of the Plan

General

The Plan was established to compensate substantially all of the Corporation’s directors, officers and employees for services rendered; to provide certain of its directors, officers, employees and consultants with significant additional incentive to promote the Corporation’s financial success; and to provide an incentive to induce able persons to serve or remain on its Board of Directors or to enter into or remain in its employment.  A maximum of 8,984,363 common shares, subject to adjustment, is currently authorized for issuance on the exercise of stock options granted under the Plan (subject to approval of the amendment at the Meeting).  The common shares reserved for issuance under the Plan have been or will be registered pursuant to registration statements on Form S-8.  As of April 30, 2012, options to purchase an aggregate of 5,760,369 common shares, at exercise prices ranging from $0.18 to $0.83 per share, were outstanding under the Plan.  The Plan is intended to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended and with the TSX Venture Exchange policy guidelines.

Eligibility

All of the Corporation’s full-time, salaried employees and members of the Corporation’s Board of Directors are eligible to be granted options.  Individuals who have rendered or are expected to render advisory or consulting services to the Corporation are also eligible to receive options under the Plan.

Administration

The Board of Directors administers the Plan.  Grants of 50,000 options or less may be granted and approved by the Chief Executive Officer and the Chief Financial Officer.  The options may be exercised in such manner as the Board or the Chief Executive Officer and the Chief Financial Officer determines provided that if no determination is made, an optionee may not take up more than 50% of the options in any 12 month period.  The Plan does not currently provide for any financial assistance or support by the Corporation to any optionee.  Subject to approval of the amendment at the Meeting, the Compensation Committee will have the authority to take all actions under the Plan on behalf of the Board of Directors.  In addition, subject to approval at the Meeting, the Board of Directors or the Compensation Committee will have the authority to delegate to the Chief Executive Officer the discretion to approve the grant of options to persons other than Insiders (as defined under the Plan), subject to such limitations as the Board of Directors or the Compensation Committee may impose.

Grant of Option: Vesting

The Board may grant at any time to any eligible person an option entitling such person to purchase common shares in such quantity, at such price, on such terms and subject to such conditions consistent with the provisions of the Plan as may be established by the Compensation Committee on or prior to the date of grant of such option.  The exact terms of the option will be contained in an option agreement between the Corporation and the person to whom such option is granted.  Eligible employees are not required to pay anything to receive options.  The exercise price for stock options must be no less than the fair market value of the common shares at the close of trading on the day immediately preceding the date of grant.  Options will expire not later than the fifth anniversary of the date of grant.  An option holder will be able to exercise options from time to time, subject to vesting.  In the event that no specific determination is made by the Board with respect to the vesting provisions, and subject any stock exchange requirements, all of the options granted under the Plan vest in eight equal instalments beginning three months after the grant date and each and every quarter thereafter, and have an exercise price equal to the closing price of the common shares on the trading day immediately preceding the grant date.  Upon the death of a participant, vested options will be exercisable for a period of six months by the legal representative(s) of the participant.  Upon termination for cause or thirty days after termination for any other reason, the unvested portion of the options shall be forfeited.  Subject to the above conditions, the exercise price, duration of the options and vesting provisions will be set by the Compensation Committee in its discretion.

Adjustments

In order to prevent dilution or enlargement of the rights of grantees, the Board of Directors shall appropriately and proportionately adjust the number, price and kind of common shares subject to outstanding options and those available for subsequent grant to reflect any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other similar change in the Corporation’s capitalization.  The Board of Directors may also make any appropriate adjustment to reflect any spin-off, spin-out or other distribution of assets to shareholders or any acquisition of common stock or assets or other similar change.  The Compensation Committee shall determine the amount of the adjustment to be made in each such case, but no adjustment approved by the Compensation Committee shall be effective until and unless it is approved by the Board of Directors.  In the event of any reorganization, reclassification, consolidation, merger or sale of all or substantially all of the Corporation’s assets, which is effected in such a way that shareholders are entitled to receive (either directly or upon subsequent liquidation) shares, securities or assets with respect to or in exchange for such common shares, the Board of Directors may substitute the per share amount of such shares, securities or assets for shares upon any subsequent exercise of any option.

Termination

The Board of Directors may terminate the Plan at any time; provided that the Board of Directors must obtain the consent of the holder of any option prior to termination if such termination materially and adversely affects the rights of such holder under such options.  No option shall be granted under the Plan after the termination of the Plan, but the termination of the Plan shall not have any other effect.  Any option outstanding at the time of the termination of the Plan may be exercised after termination of the Plan at any time prior to the expiration date of such option to the same extent such option would have been exercisable had the Plan not terminated.

Transferability

Options may be transferable as provided in any option agreement entered into between the Corporation and any option holder.  It shall be a condition precedent to any transfer of any option that the transferee executes and delivers an agreement acknowledging such option has been acquired for investment and not for distribution and is and shall remain subject to the Plan and the option agreement.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote in favour of the resolution listed below approving the reservation of additional common shares for issuance under the Plan.  In order to be effective, the resolution must be passed by the affirmative vote of a simple majority of the votes cast at the Meeting with respect to such resolution.  Unless the shareholder directs that the shareholder’s common shares are to be voted against the reservation of an additional 1,400,000 common shares, the persons named in the enclosed form of proxy intend to vote for such reservation.  Approval of this proposed reservation would give the Board of Directors authority to reserve such common shares at any time it determined prior to December 31, 2012.  In addition, approval of this proposed share issuance would also give the Board of Directors authority to decline to implement such proposed reservation prior to such date or at all.

RESOLUTION OF SHAREHOLDERS APPROVING AMENDMENT TO

THE DIVERSINET CORP. AMENDED AND RESTATED STOCK OPTION PLAN

1.

The amendment to the Diversinet Corp. Amended and Restated Stock Option Plan (the “Plan”) to increase the maximum number of common shares of the Corporation which may be issued for all purposes at any time pursuant to the Plan from 7,584,363 to 8,984,363, net of 1,974,113 common shares issued to date on the exercise of options granted under the Plan), as more particularly described in the Corporation’s management information circular dated May 29, 2012 (the “Circular”), is authorized and approved.

2.

Notwithstanding the approval of this resolution by the shareholders of the Corporation, the Board of Directors of the Corporation is authorized to revoke this resolution at any time prior to the amendment of the Plan and may abandon the amendment of the Plan without further approval of the shareholders of the Corporation if it determines in its discretion that it would be in the best interests of the Corporation to do so.

3.

Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

E.

Approval of Issuance of Common Shares to Diversinet Directors

Each of our six non-management directors is entitled to receive annual compensation of up to $50,000 payable by issuance of up to 75,000 common shares.  Diversinet has the option of paying each non-management director through the issuance of up to 75,000 Diversinet common shares (for the period of June 28, 2012 to June 27, 2013), with up to $12,500 payable quarterly in arrears in up to 18,750 shares per quarter on or about the last day of each quarter that the director has been elected for.  The price per common share will be not less than the closing price (less the maximum discount permitted by the TSX Venture Exchange) on the day prior to the earlier of (i) the issuance of a press release announcing the issuance of the common shares to non-management directors, and (ii) the date of filing by the Corporation of a shares for debt submission with the TSX Venture Exchange.  Under no circumstances will Diversinet’s annual obligation to each non-management director exceed 75,000 common shares.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote in favour of the resolution listed below approving the compensation of non-management directors of up to $50,000 per year payable by the issuance of up to 75,000 common shares, with up to $12,500 payable quarterly in arrears.  In order to be effective, the resolution must be passed by the affirmative vote of a simple majority of the votes cast at the Meeting with respect to such resolution, other than votes attached to the common shares owned by non-management directors.  Unless the shareholder directs that the shareholder’s common shares are to be voted against the issuance of shares to non-management directors, the persons named in the enclosed form of proxy intend to vote for such resolution.  Approval of this proposed issuance of common shares would give the Board of Directors authority to issue common shares as described herein.

RESOLUTION OF SHAREHOLDERS APPROVING THE ISSUANCE OF COMMON SHARES TO DIRECTORS

1.

The issuance by the Corporation to non-management Directors of up to 75,000 common shares payable quarterly in arrears per non-management director, as more particularly described in the Corporation’s management information circular dated May 29, 2012, is authorized and approved in respect of fees payable for the 12 months ending June 27, 2013; and,

2.

Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

The Compensation Committee is responsible for reviewing and approving the level of compensation (cash and equity based) and to develop recommendations for stock option grants for approval by the Board of Directors in respect of Diversinet’s senior executives with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of the Corporation’s strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.  The Compensation Committee is comprised of three directors, Richard Eidinger (Chair), Alan Portela and Jay Wigdale, with Messrs. Eidinger and Wigdale being “independent” pursuant to National Instrument 58-101 (Disclosure of Corporate Governance Practices) of the Canadian Securities Administrators.

The Compensation Committee recognizes that the industry sector in which Diversinet operates is both highly competitive and undergoing significant globalization with the result that there is substantial demand for qualified and experienced executive personnel.  The Compensation Committee considers it crucial that Diversinet is assured of retaining and rewarding its top calibre executives who are essential to the attainment of its long-term, strategic goals.  For these reasons, the Compensation Committee believes the Corporation’s executive compensation arrangements must remain competitive with those offered by other companies of similar size, scope, performance levels and complexity of operations.  Historically, levels of compensation have been set based on negotiations between the Corporation and the executive.  The Compensation Committee intends to use published industry salary (including compensation surveys and proxy circulars of public software companies of similar size, scope, performance levels and complexity of operations) to set or change compensation levels in the future. The Compensation Committee believes that Diversinet’s compensation policies do not encourage unnecessary risk-taking. NEO’s and directors are not prohibited from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO’s and directors.

Annual Compensation (Base Salary Plus Performance Incentives)

The Compensation Committee believes that annual cash and stock compensation should be paid commensurate with attained performance.  The executive cash and stock compensation consists of base compensation and performance incentives.  Base compensation for executive officers is established by considering a number of factors, including the Corporation’s operating results; the executive’s individual performance and measurable contribution to the Corporation’s success, and is ultimately based on Board deliberations and approval.  The Compensation Committee believes that Diversinet’s executive compensation must remain competitive for it to retain talented executives.  Base compensations for Named Executive Officers (“NEO”) are set under the terms of their relevant employment agreement.

The purpose of annual performance incentive compensation is to provide cash and/or stock compensation that is at-risk on an annual basis and is contingent on the achievement of annual business and operating objectives.  Annual incentives measure business performance and individual performance, and are designed to provide a pay-out scale with high upside opportunity for high performance and zero pay out for low performance.  The Compensation Committee sets targets for executive bonuses each year and the pay out of those bonuses, if any, and at the Board’s discretion, is determined based on input from the Corporation’s operating results and the executive’s measurable contribution to the Corporation’s success.

For the year ending December 31, 2011, the Compensation Committee determined not to pay any bonuses.  There are currently no guaranteed executive bonuses for 2012 or beyond.  Furthermore, subsequent to December 31, 2011, there have been no new decisions or policies that materially affect the compensation paid during 2011.

Stock Option Awards

The Compensation Committee recommends executive stock options under the Diversinet Corp. Amended and Restated Stock Option Plan (the “Plan”) to foster executive officer ownership of common shares, to stimulate a long-term orientation in decisions and to provide direct linkage with shareholder interests.  The Compensation Committee considers prior option grants, the total compensation package, industry practices and trends, the executive’s accountability level, and assumed potential stock value in the future when granting stock options.  The Compensation Committee recommends option amounts to provide retention considering projected earnings to be derived from option gains based upon relatively conservative assumptions relating to planned growth and earnings.  Therefore, the stock option program is intended to serve as an effective and competitive long-term incentive and retention tool for the Corporation’s executives, as well as other key employees.  The exercise prices of stock options granted to executive officers are equal to the fair market value of the common shares on the date of grant.  Therefore, stock options provide an incentive to maximize Diversinet’s profitable growth that ordinarily, over time, should be reflected in the price of the common shares. In 2011, there were no options to acquire common shares granted to the NEOs.

Summary Compensation Table

The following table and notes show the executive compensation paid or accrued by Diversinet during the three years ended December 31, 2011 to the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (“Named Executive Officers”) whose total compensation exceeded Cdn$150,000.

Summary Compensation Table

Name and principal position	Year	Salary(1)	Share awards	Option awards(3)	Non-equity incentive plan compensation		All other compensation	Total compensation
					Annual incentive plans	Long-term incentive plans
Albert Wahbe Chairman, Chief Executive Officer	2011 2010 2009	108,000(2) 137,250(2) 181,390(2)	– – 86,000(2)	– – –	– – –	– – –	70,798 72,389 68,508	178,798 209,639 335,898
Hon Pak Interim Chief Executive Officer	2011	–	–	58,425	–	–	15,000	73,425
David Hackett Chief Financial Officer	2011 2010 2009	186,827 191,026 180,785	– – –	– – –	– 25,135 95,150	– – –	– – –	186,827 216,161 275,935
David Annan Chief Technology Officer	2011 2010 2009	196,660 201,080 190,300	– – –	– – –	– 20,108 76,120	– – –	– – –	196,660 221,188 266,420
Salah Machani SVP, Architecture & Development	2011 2010 2009	196,660 191,026 171,270	23,000 – –	– – –	– 21,365 80,878	– – –	– – –	219,660 212,391 252,148
Mark Trigsted EVP, Healthcare	2011 2010 2009	250,000 156,410 –	– – –	– – –	– – –	– – –	25,685 – –	275,685 156,410 –

(1)

All compensation awarded to, earned by, paid to, or payable to each Named Executive Officer was in Canadian dollars, with the exception of Hon Pak and Mark Trigsted who were paid in U.S. dollars.  Compensation paid in Canadian dollars but reported in U.S. dollars in this Circular has been converted to U.S. dollars based on the exchange rate published by the Bank of Canada as follows:  December 31, 2009 - Cdn$1.00 = US$0.9515; December 31, 2010 - Cdn$1.00 = US$1.0054; and December 31, 2011 - Cdn$1.00 = US$0.9833.

(2)

Salary was calculated through the quarterly issuance of 75,000 common shares with pricing as follows: for 2011 - $0.46, $0.41, $0.37 and $0.20; 2010 - $0.37, $0.55, $0.49 and $0.75; and for 2009 - $0.37, $0.55, $0.49 and $0.75.  Share awards were calculated through the issuance of 200,000 common shares at a price of $0.43 (2009).

(3)

The value of option-based awards was calculated using the Black-Scholes option pricing model.  The assumptions used to determine the stock option compensation cost were as follows – risk-free interest rate of 1.85% (2010 – 2.27%, 2009 – 2.68%), weighted average expected life of five years, expected dividend yield of 0% and average volatility of 105% (2010 – 154%, 2009 - 77%).

Outstanding Option-Based and Share-Based Awards

The following table shows all awards outstanding to each Named Executive Officer as of December 31, 2011.

Name	Option Awards				Share Awards
	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested
Albert Wahbe	1,450,000 50,000	0.55 0.83	April 10, 2013 Jul 3, 2012	– –	375,000 –	206,250 –
Hon Pak	50,000 300,000	0.41 0.18	August 30, 2016 December 12, 2016	– 2,000	43,750 200,000	17,938 36,000
David Hackett	400,000 50,000 50,000 35,000	0.60 0.49 0.83 0.83	May 13, 2013 Jan 2, 2013 Jul 3, 2012 Mar 26, 2012	– – – –	100,000 – – –	60,000 – – –
David Annan	50,000 150,000 50,000 50,000 22,000	0.49 0.60 0.49 0.83 0.83	Jan 17, 2016 May 13, 2013 Jan 2, 2013 Jul 3, 2012 Mar 26, 2012	– – – –	31,250 37,500 – – –	15,313 22,500 – – –
Salah Machani	50,000 150,000 34,225 50,000 30,000 13,580	0.49 0.60 0.49 0.83 0.83 0.83	Jan 17, 2016 May 13, 2013 Jan 2, 2013 Jul 3, 2012 May 29, 2012 Mar 26, 2012	– – – – – –	31,250 37,500 – – – –	15,313 22,500 – – – –
Mark Trigsted	475,000	0.44	May 17, 2015	–	356,250	156,750

Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer as of December 31, 2011.

Name	Option awards – Value during the year on vesting	Share awards – Value during the year on vesting	Non-equity incentive plan compensation – Pay-out during the year
Albert Wahbe	–	108,000	70,798
Hon Pak	20,563	–	–
David Hackett	–	–	–
David Annan	–	–	–
Salah Machani	–	23,000	–
Mark Trigsted	–	–	25,685

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2011, details regarding compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding (a)) (c)
Equity compensation plans approved by shareholders	5,952,701	0.55	1,681,661
Equity compensation plans not approved by shareholders	–	–	–
Total	5,952,701	0.55	1,681,661

Stock Option Plan

The Plan was established to compensate substantially all of the Corporation’s directors, officers and employees for services rendered; to provide certain of its directors, officers, employees and consultants with significant additional incentive to promote the Corporation’s financial success; and to provide an incentive to induce able persons to serve or remain on its Board of Directors or to enter into or remain in its employment.  A maximum of 8,984,363 common shares, subject to adjustment, is currently authorized for issuance on the exercise of stock options granted under the Plan.  The common shares reserved for issuance under the Plan have been registered pursuant to registration statements filed by the Corporation on Form S-8.  As of April 30, 2012, options to purchase an aggregate of 7,160,369 common shares, at exercise prices ranging from $0.18 to $0.83 per share, were outstanding under the Plan.  The Plan is intended to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended and with the policies of the TSX Venture Exchange.

All of the Corporation’s full-time, salaried employees and members of the Corporation’s Board of Directors are eligible to be granted options.  Individuals who have rendered or are expected to render advisory or consulting services to the Corporation are also eligible to receive options under the Plan.

The Board of Directors administers the Plan.  Grants of options to acquire 50,000 common shares or less may be granted and approved by the Chief Executive Officer and the Chief Financial Officer.  The options may be exercised in such manner as the Board or the Chief Executive Officer and the Chief Financial Officer determines provided that if no determination is made, an optionee may not take up more than 50% of all options granted in any 12 month period.  The Plan does not currently provide for any financial assistance or support by the Corporation to any optionee.  The Compensation Committee has the authority to take all actions under the Plan on behalf of the Board of Directors and the Compensation Committee will have the authority to delegate to the Chief Executive Officer the discretion to approve the grant of options to persons other than Insiders (as defined under the Plan), subject to such limitations as the Board of Directors or the Compensation Committee may impose.

The Board may grant at any time to any eligible person an option entitling such person to purchase common shares in such quantity, at such price, on such terms and subject to such conditions consistent with the provisions of the Plan as may be established by the Compensation Committee on or prior to the date of grant of such option.  The exact terms of the option are contained in an option agreement between the Corporation and the person to whom such option is granted.  Eligible employees are not required to pay anything to receive options.  The exercise price for stock options must be no less than the fair market value of the common shares at the close of trading on the day immediately preceding the date of grant.  Options will expire not later than the fifth anniversary of the date of grant.  An option holder can exercise options from time to time, subject to vesting.  In the event that no specific determination is made by the Board with respect to the vesting provisions, and subject any stock exchange requirements, all of the options granted under the Plan vest in eight equal instalments beginning three months after the grant date and each and every quarter thereafter, and have an exercise price equal to the greater of (i) closing price of the common shares on the trading day immediately preceding the grant date and (ii) the weighted average closing price of the five (5) trading days immediately prior to the grant date.  Upon the death of a participant, vested options will be exercisable for a period of six months by the legal representative(s) of the participant.  Upon termination for cause or thirty days after termination for any other reason, the unvested portion of the options are forfeited.  Subject to the above conditions, the exercise price, duration of the options and vesting provisions are set by the Compensation Committee in its discretion.  The Board of Directors may terminate the Plan at any time; provided that the Board of Directors must obtain the consent of the holder of any option prior to termination if such termination materially and adversely affects the rights of such holder under such options.

Employment Contracts

Albert Wahbe, former Chief Executive Officer, was employed pursuant to an employment agreement, effective April 2, 2008, and renewed effective April 2, 2010 for one year until March 31, 2012, which provided for an annual base compensation of up to Cdn$450,000, payable in up to 300,000 common shares (75,000 quarterly), bonus of up to Cdn$300,000, payable in up to 200,000 common shares and reimbursement of up to Cdn$72,000 per annum in expenses.  In December 2011, Mr. Wahbe entered into a termination agreement whereby Diversinet will pay his salary and expenses until March 2012.  The employment agreement also contained certain change of control provisions.  Assuming a triggering event took place on December 31, 2011, Mr. Wahbe would have been entitled to receive total compensation from the Corporation of 75,000 common shares (valued at $15,000 on December 31, 2011) or 275,000 common shares (valued at $55,000 on December 31, 2011) relating to termination or termination following a change-in-control, respectively.

Hon Pak, as interim Chief Executive Officer, was retained in December 2011 through his consulting firm, HSP Consulting, which provided for a monthly fee of $30,000 and the grant of 300,000 options.  The agreement could be terminated after June 15, 2012 upon 60 days notice and contained certain non-disclosure provisions.  Assuming a triggering event took place on December 31, 2011, Dr. Pak would have been entitled to receive total compensation of $165,000 relating to termination.  In February 2012, we entered into an employment agreement with Hon Pak, as Chief Executive Officer, replacing the consulting agreement, which provides for an annual base salary of $360,000, a performance bonus of $180,000, as determined by our Board of Directors, and 1,400,000 options.  The contract provides for payment of six months’ salary upon termination of employment without cause, and payment of twelve months’ salary upon termination as a result of a change-in-control within twelve months of a change of control.  All unvested options shall vest upon a change of control.

David Hackett, Chief Financial Officer, is employed pursuant to a written employment contract, effective April 1, 2008, as amended, which provides for an annual base salary of Cdn$190,000, reimbursement of up to Cdn$18,000 per annum in expenses and a performance bonus of Cdn$100,000, payable upon the achievement of corporate objectives.  The contract provides for payment of twelve months’ salary, expense reimbursement and bonus upon termination of employment, and payment of 18 months’ salary, expense reimbursement and bonus upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control within 18 months of a change of control.  All unvested options shall vest upon a change of control.  Assuming a triggering event took place on December 31, 2011, Mr. Hackett would have been entitled to receive total compensation from the Corporation of $303,000 or $454,000 relating to termination or termination following a change-in-control, respectively.

David Annan, Chief Technology Officer, is employed pursuant to a written employment contract, effective January 1, 2009, which provides for an annual base salary of Cdn$200,000 and a performance bonus of Cdn$80,000, payable upon  the achievement of corporate objectives.  The contract provides for payment of six months’ salary upon termination of employment, and payment of 12 months’ salary upon termination as a result of a change-in-control within 12 months of a change of control.  All unvested options shall vest upon a change of control.  Assuming a triggering event took place on December 31, 2011, Mr. Annan would have been entitled to receive total compensation from the Corporation of $98,000 or $197,000 relating to termination or termination following a change-in-control, respectively.

Salah Machani, Vice President of Engineering and Chief Architect, is employed pursuant to a written employment contract dated June 1, 2007, as amended.  The contract provides for an annual base salary of Cnd$200,000 and a performance bonus of Cdn$85,000, payable upon the achievement of corporate objectives.  The contract provides for payment of twelve months’ salary upon termination of employment and payment of 12 months’ salary upon termination as a result of a change-in-control within 6 months of a change of control.  Assuming a triggering event took place on December 31, 2011, Mr. Machani would have been entitled to receive total compensation from the Corporation of $197,000 relating to termination or termination following a change-in-control.

Mark Trigsted, Executive Vice President Healthcare, was employed pursuant to a written employment contract dated May 17, 2010.  The contract provided for an annual base salary of $250,000 and sales commission based on our sales commission plan.  The contract provided for payment of three months salary upon termination of employment.  All unvested options shall vest upon a change of control.  Assuming a triggering event took place on December 31, 2011, Mr. Trigsted would have been entitled to receive total compensation from the Corporation of $62,500.

Other Termination and Change of Control Benefits

In addition to the benefits provided by the Corporation as detailed under the ‘Employment Contracts’ section above, the Named Executives are entitled to any payments for medical, health, or other benefits the Named Executive receives immediately prior to termination, for the applicable severance payment period.  Each of the management contracts with the Named Executive Officers contains provisions dealing with non-disclosure, non-competition and intellectual property assignments.

Compensation of Directors

In making recommendations to the Board of Directors relating to director compensation, the Compensation Committee considered directors’ compensation offered by similar companies, its directors’ time commitments and the risks and responsibilities that the directors of the Company assume.  The remuneration due to each Director was calculated consistently with the previous year.  Directors were reimbursed for reasonable travel and other expenses properly incurred by them in attending meetings of the Directors.  Non-management Directors receive annual compensation of $50,000, payable in common shares.  During 2011 (on March 31st at $0.46 per common share, June 30th at $0.41 per common share, September 30th at $0.37 per common share and December 31st at $0.20 per common share) the Corporation issued a total of 374,176 common shares to non-management Board members in satisfaction of the annual compensation.  The Board received no compensation during fiscal 2011 for attending meetings of the Board of Directors or a committee of the Board of Directors.

Director Compensation Table

The following table reflects in detail the total compensation earned by the directors of the Corporation (other than a director that is also a NEO) for the fiscal year ended December 31, 2011.

Name	Fees earned	Share awards ($)	Option award	Non-equity incentive plan compensation	All other compensation	Total ($)
Richard Eidinger	–	27,000	–	–	–	27,000
Gregory Milavsky	–	27,000	–	–	–	27,000
Alan Portela	–	14,489	–	–	–	14,489
Philippe Tardif	–	27,000	–	–	–	27,000
James Wigdale, Jr.	–	27,000	–	–	–	27,000

(1)

Mr. Wahbe, Chairman, was being compensated as Chief Executive Officer during 2011.  See discussion above and “Employment Contracts”.

Directors’ Outstanding Option-Based and Share-Based Awards

The following table shows all awards outstanding to each director (other than a director that is also a Named Executive Officer) as at December 31, 2011.

Name	Option Awards				Share Awards
	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested
Richard Eidinger	–	–	–	–	–	–
Gregory Milavsky	50,000 50,000	0.49 0.83	January 2, 2013 July 3, 2012	–	–	–
Alan Portela	90,000 423,257	0.49 0.49	February 17, 2016 May 13, 2016	– –	56,250 317,443	27,563 155,547
Philippe Tardif	50,000 50,000	0.49 0.83	January 2, 2013 July 3, 2012	–	–	–
James Wigdale, Jr.	50,000 50,000	0.49 0.83	January 2, 2013 July 3, 2012	–	–	–

Directors’ Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each director (other than a director that is also a Named Executive Officer) as at December 31, 2011.

Name	Option awards – Value during the year on vesting	Share awards – Value during the year on vesting	Non-equity incentive plan compensation – Pay-out during the year
Richard Eidinger	–	27,000	–
Gregory Milavsky	–	27,000	–
Alan Portela	–	14,489
Philippe Tardif	–	27,000	–
James Wigdale, Jr.	–	27,000	–

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance for its directors and officers against liability in their respective capacities as directors and officers.  The annual premium payable by the Corporation in respect of such insurance is $24,500 and the total amount of insurance purchased for the directors and officers as a group is $5,000,000.  In addition to the premiums, the Corporation is liable to the extent of up to $250,000 per claim under the deductible provisions of the policy.  No claims have been made under these policies to date.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the executive officers, directors, employees or former executive officers, directors or employees of the Corporation or any of its subsidiaries, any proposed nominee for election as a director or any of their respective associates is or has been indebted to the Corporation at any time during the most recently completed fiscal year other than for routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Descriptions of any material interest, direct or indirect, of any informed person of the Corporation, any proposed director of the Corporation and any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries can be found at Item 7-B Related Party Transactions and Item 10-C Material Contracts in the Corporation’s Amended Annual Report for the fiscal year ended December 31, 2011 filed on Form 20-F with the SEC and with the applicable Canadian securities regulatory authorities on March 1, 2012, which items are incorporated by reference herein.  This document is available on the SEC website at www.sec.gov and the SEDAR website at www.sedar.com and, upon request, the Corporation will promptly provide the copy free of charge to a security holder of the Corporation.  The address of each person whose interest in each such transaction is disclosed is c/o Diversinet Corp., 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario, M2J 5B5.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

A description of the Corporation’s corporate governance practices is set out below in response to the requirement of National Instrument 58-101 (Disclosure of Corporate Governance Practices) of the Canadian Securities Administrators (“NI 58-101”).

Board of Directors

The Corporation’s Board presently consists of seven directors who are elected annually.  Each director elected will hold office until the close of business of the Corporation’s first annual meeting of shareholders following his election unless his office is earlier vacated.  The Board has established three standing committees:  the Audit Committee, the Compensation Committee and the Governance Committee.  Committee members are appointed annually by the Board following the Corporation’s annual meeting of shareholders.

The Board has delegated to the Chief Executive Officer and senior management the responsibility for day-to-day management of the business of Diversinet, subject to compliance with the plans approved from time to time by the Board of Directors.  In addition to those matters which must be by law or by the Articles of the Corporation be approved by the Board, the Board retains responsibility for significant changes in the Corporation’s affairs such as approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.

The Board oversees the identification of the principal risks of the Corporation’s business and the implementation by management of appropriate systems to manage such risks. The Board reviews from time to time organizational matters such as succession planning.  During December 2011, Albert Wahbe entered into a termination agreement as CEO.  In February 2012 Dr. Hon Pak entered into an employment agreement as CEO.  The following directors are “independent” within the meaning of NI 58-101: Richard Eidinger, Gregory Milavsky, Philippe Tardif and Jay Wigdale.  Albert Wahbe is not independent, as he is Chairman and former Chief Executive Officer of the Corporation and he is also considered to be an “affiliated entity” as per NI 52-110.  James Wigdale may be considered to be an “affiliated entity” as per NI 52-110.  Accordingly, Mr. Wigdale may not be considered independent for the purposes of membership on the Audit Committee as he exercises control or direction over more than 10% of the common shares of the Corporation.  Alan Portela is not independent as he has entered into a consulting agreement under which he received more than $75,000 in 2011.

Directorship

None of the directors is presently a director of any other issuer that is a reporting issuer (or the equivalent) in any jurisdiction.

Orientation and Continuing Education

The Board of Directors of the Corporation takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Corporation.

The first step is to assess a new director’s set of skills and professional background.  This allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Corporation’s business will be necessary and relevant to each new director.  Once determined, one or more existing directors, who may be assisted by the Corporation’s management, provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

Orientation and education of directors is an ongoing matter.  As such, ongoing informal discussions between management and members of the Board are encouraged and visits to the Corporation’s operations are organized.

Ethical Business Conduct

The Corporation is committed to promote the highest standard of ethics and integrity in the pursuance of all of its activities.  Furthermore, the directors, officers and employees of the Corporation are expected to act and to hold their office with a view to the best interests of the Corporation.  The Corporation expects that all directors shall act in compliance with all laws and regulations applicable to their office as director of the Corporation.

In the event any transactions or agreements occur in respect of which a director or executive officer has a material interest, the matter must be reviewed by the Board of Directors.  The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment.  In the event a director has a material interest in any transaction or agreement, such Director will abstain from voting in that regard.

As part of its stewardship responsibilities, the Board of Directors has approved a formal “Code of Business Conduct and Ethics” that govern the behavior of the Corporation’s directors, officers and employees.  Furthermore, the Board of Directors has approved a formal “Whistle Blower Policy” to complement the procedures already existing in the Code of Conduct and Ethics.  The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers.  Disclosure will be made by the Corporation of any waiver from these standards granted to the Corporation’s directors or officers in the Corporation’s quarterly report that immediately follows the grant of such waiver. No waiver has been granted to date.

Nomination of Directors

The Governance Committee assists the Board of Directors in seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement.  During 2011 the Governance Committee considered the competencies, skills and contribution of each director generally and in the context of the strategic direction of the Corporation.  The Governance Committee recommended a canvass of possible candidates with U.S. healthcare and information technology experience.  Following such canvass, the Governance Committee recommended to the Board the appointment of one new director.  Mr. Portela, with more than 25 years of leadership experience in IT as a strategic advisor for both medical centers and healthcare companies was appointed in May 2011.  The Governance Committee also considered the number of directors which should form the Board.  The Committee recommended that the number of directors to be nominated for election at the Meeting to be set at seven, having regard to the mandate of the Board, the strategic direction of the Corporation and the current priorities of the Corporation.

Compensation

It is the responsibility of the Compensation Committee to determine the level of compensation and to develop recommendations for stock option grants for approval by the Board of Directors in respect of the Corporation’s senior executives with a view to providing such executives with a competitive compensation package having regard to performance.  For further discussion regarding compensation see the “Compensation Discussion and Analysis” section above.

Assessments

The Governance Committee is responsible for assessing the individual and collective effectiveness of the Board.  Assessments are completed on an informal and ad hoc basis.

ADDITIONAL INFORMATION AND GENERAL

Additional information relating to the Corporation appears on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.  A copy of the Corporation’s financial statements and management’s discussion and analysis is available without charge to shareholders upon written request to the Secretary of the Corporation at 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5.  Financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2011.

Management knows of no matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of the Meeting.  However, if any other matters that are not now known to management should properly come before the Meeting or any adjournments thereof, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

The undersigned hereby certifies that the Board of Directors of the Corporation has approved the contents and sending of this Circular and that a copy of this Circular has or will be sent to each director, each shareholder entitled to the Notice of Meeting to which this Circular relates and the auditor of the Corporation.

DATED at Toronto, Ontario, the 29th day of May, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Albert Wahbe

Albert Wahbe, Chairman

D i v e r s i n e t

2 0 1 1  A n n u a l  R e p o r t

To Our Shareholders, Customers, Partners and Employees:

In 2011, Diversinet made substantial strides in advancing the market adoption of our secure mobile solutions in the growing wireless health and mHealth marketplace.  This was demonstrated in events and milestones that were both significant and wide ranging.  Here are some of the highlights:

•

Based on the strong results from the Mihealth™ pilot program with its subscription based patient health record (PHR) system, Diversinet began 2011 by signing a five-year, $5 million Canadian reseller agreement with Mihealth Global Systems, Inc. for its MobiSecure® platform. This relationship enabled Diversinet to focus on the large opportunities in the U.S.

•

We advanced our leadership in "Connected and Protected" mobile healthcare communications by releasing a major upgrade to our MobiSecure® platform.  In addition to more than 50 new features, it extended support to 70 additional smartphones and tablets, strengthened security compliance, and enabled faster deployment.

•

We released our new Clinical Communicator application, which incorporates the power and unique functionality of our field-proven MobiSecure Publisher and MobiSecure SMS. Clinical Communicator enables physicians, nurses and other clinicians to communicate securely with their patients via mobile devices and tablets.

•

Another successful pilot program led Johnson & Johnson Pharmaceutical Research and Development to license MobiSecure.  This deployment involved new features developed for consumer interaction, which demonstrated how MobiSecure’s turnkey capability can provide full customization without undergoing extensive product development and testing, and while also maintaining feature flexibility, security and customer branding.

•

We secured an annual contract renewal from the U.S. Army’s Telemedicine and Advanced Technology Research Center to support its mCare telehealth outreach program, which was established for members of the military recovering from mild traumatic brain injuries and other wounds. The mCare mobile health application, powered by MobiSecure, also received the ‘2010 Army Greatest Inventions Award,’ representing the most innovative advances in Army technology.

•

Leading mobile healthcare strategist, Alan Portela, joined our board of directors and new executive advisory board. Alan is a respected visionary whose guidance has helped us strengthen our leadership in mobilizing information technology for healthcare organizations. Alan has been a leading force in the selection and deployment of electronic health records (EHRs) by the Military Health System and Veterans Health Administration.

•

We enhanced our IP portfolio with the award of a U.S. patent for an encryption method that addresses growing concerns about protecting sensitive personal data stored on a mobile device. The technology prevents unauthorized access to data via encryption and prevents access to information if it is transferred to another mobile device.

•

We reached an important milestone in an extensive security validation process for the cryptographic modules used by our MobiSecure® mHealth application, with a formal listing in the “Federal Information Processing Standards Publication (FIPS) 140-2” publication. This listing is critical for government agencies, medical device manufacturers and pharmaceutical companies that require absolute security in safeguarding personal health information.

As the mHealth market continues to evolve in 2012, we remain focused on the key elements of our mobile health strategy, which include introducing new products and product enhancements, creating customized portals to support mobile health applications, and expanding our network of healthcare partners and infield deployments.

We would like to thank our shareholders, dedicated staff and business partners for their continued support.  As the New Year progresses, we will continue to build upon the strong foundation of accomplishments we laid in 2011.

Regards,

/s/ Hon Pak

/s/ Albert Wahbe

Dr. Hon Pak, Chief Executive Officer

Albert Wahbe, Chairman

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis (“MD&A”), is intended to help the reader understand the results of operations and financial condition of Diversinet Corp. (“Diversinet” or the “Company”).  The MD&A should be read in combination with our audited consolidated financial statements and the accompanying notes.  We report our audited consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”).  All dollar amounts in this MD&A are in United States, or U.S. dollars unless otherwise stated.

Certain statements in this MD&A contain words such as “could”, “expects”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and other similar language and are considered forward-looking statements or information under applicable securities laws.  These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate which we believe are reasonable but which are subject to important assumptions, risks and uncertainties and may prove to be inaccurate.  Consequently, our actual results could differ materially from our expectations set out in this MD&A.  In particular, see the Risk and Uncertainties section of this report and our annual report for the year ended December 31, 2011 for factors that could cause actual results or events to differ materially from those contemplated in forward-looking statements.  Unless required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at February 27, 2012.

Please find attached the Consolidated Balance Sheets as at December 31, 2011 and 2010, the Consolidated Statements of Operations and Comprehensive Income (Loss), the Consolidated Statements of Shareholders’ Equity and the Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, and the Notes to Consolidated Financial Statements for Diversinet Corp.  Our financial statements have been prepared in accordance with GAAP.

Overview: Our Business and Strategy

Diversinet Corp. provides patented and proven products that enable healthcare organizations to rapidly deploy HIPAA-compliant mobile healthcare (mHealth) applications to “power care coordination through mobility”.

Founded in 1997 and based in Toronto with a sales office in Dallas, Diversinet has invested heavily in its core technology and has built a sizable patent portfolio.  Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

With increasing pressures on the healthcare industry to reduce costs, increase efficiency and reduce medical errors there are opportunities for secure mHealth applications that focus on care coordination.  mHealth gives the healthcare industry the ability to manage the increasing number of patients afflicted by one or more chronic conditions, while improving overall quality of care, outcomes and contain costs.

The Health Insurance Portability and Accountability Act of 1996 (HIPAA) addresses the need for security standards to protect the confidentiality and integrity of individually identifiable health information.  HIPAA security rules require a risk-based security assessment and the implementation of appropriate authentication for access to electronic Protected Health Information (ePHI).

Diversinet’s MobiSecure® technology helps healthcare payers and providers, pharmaceutical companies, application developers and other healthcare organizations address the increasing need for secure messaging, as well as safe, convenient storage and sharing of personal health data.  Diversinet-powered solutions support healthcare reform by enabling healthcare organizations to improve quality of care while reducing costs.

MobiSecure is based on Open AuTHentication (OATH) standards for authentication and was designed specifically to prevent unauthorized access to confidential data.  Coupled with Diversinet’s encryption architecture, MobiSecure enables providers, insurers, patients and other users to securely connect with critical healthcare information with protection against identity theft or fraud.

MobiSecure Communicator is a secure application that enables healthcare organizations to rapidly deploy HIPAA compliant “mHealth Apps” to anyone, anywhere, on any mobile device.  MobiSecure Communicator offers secure communication and management of critical data and personal information, from a mobile phone, tablets or desktop computer, directly over the Internet and wireless networks.  It also supports advanced secure data messaging such as alerts, question/response and advanced questionnaires.

MobiSecure Gateway SDK provides the security and mobile provisioning functionality necessary to allow developers to meet the stringent healthcare regulatory requirements for offering secure mHealth solutions.  The security functionality includes encryption and OATH-standards based One Time Password for strong authentication.

MobiSecure key advantages include:

1.

Built in security features that meet/exceed HIPAA regulations and support strong authentication,

2.

Support for a wide range of smart, feature phones and tablets,

3.

Flexible integrated products:

a.

Rapidly enabling multiple mobile healthcare applications in messaging, publishing & case management

b.

Highly scalable solutions that can support large number of users

c.

Agility and on the fly customization of mobile user interface

d.

Consumer friendly patented resident mobile application with OTA provisioning

4.

Allows online and offline data access from mobile devices

Selected Annual Information

The selected annual information presented below is based on the audited consolidated financial statements.

For the year ended December 31	2011	2010	2009
Revenues	$1,291,714	$4,931,834	$7,972,929
Net income (loss) for the year	(5,536,595)	1,867,074	1,910,799
Basic and diluted income (loss) per share	(0.13)	0.04	0.04
Weighted average number of common shares	42,587,632	45,029,121	47,191,669
Dividends declared per share	–	–	–

As at December 31	2011	2010	2009
Cash and cash equivalents	7,397,025	12,458,750	12,667,842
Total assets	7,955,733	12,767,656	13,000,867
Total liabilities	783,133	751,414	578,786

Operating Results

Year ended December 31, 2011 compared to year ended December 31, 2010

For the years ended December 31, 2011 and 2010, we reported revenues of $1,292,000 and $4,932,000, respectively.  We generated 53% (98% in 2010) of our revenues from the United States, 39% (0% in 2010) from Canada and 8% (2% in 2010) from the Asia Pacific region during the year ended December 31, 2011.  During 2011, we generated 34% (3% in 2010) of our revenues from consulting services and 66% (97% in 2010) from licensing.  We currently generate our revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  During 2011, 82% of our revenue came from three customers, Mihealth, J&J and mCare. During 2010, 97% of our revenue came from two customers, AllOne and Intersections.  While we endeavor to increase our customer base, the market that we operate in is still in an evolving stage and our revenue base is still quite small.  Therefore, it is reasonable to expect that our revenue will continue to be concentrated among relatively few new customers for the near future.

In January 2011, we entered into a five year reseller agreement with 2205925 Ontario Limited d/b/a Mihealth Global Systems (“Mihealth”) which grants Mihealth the exclusive right to contract with Canadian head quartered companies and governmental and broader public sector entities located in Canada.  Mihealth will have the non-exclusive right to contract in the rest of the world, excluding the United States.  Mihealth has agreed to pay Diversinet an annual minimum commitment to maintain its exclusivity for the Canadian market.  Diversinet has received annual minimum commitments of $400,000 for year 1 (2011), and subject to earlier termination is to receive $700,000 in 2012 (of which Diversinet has received $175,000 as at December 31, 2011), $1 million in year 3 (2013), $1.3 million in year 4 (2014) and $1.6 million in year 5 (2015), payable in quarterly installments.  Under the agreement, after the first year, Mihealth can terminate its Canadian exclusivity and payment of the minimum commitment amounts upon 180 days notice.  Furthermore during 2011, the parties entered into a license agreement to allow Mihealth to move from a pilot program into production.

In June 2011, Johnson & Johnson Pharmaceutical Research & Development, L.L.C. (“J&J”) licensed our MobiSecure product for a pilot to improve medication utilization and consumer interaction.  The product utilizes existing MobiSecure Publisher features and new features being developed for consumer interaction.  During the third quarter of 2011, we delivered a MobiSecure® Publisher license to J&J.  During the fourth quarter of 2011, we delivered a MobiSecure SMS license and 5,000 Publisher mClient user licenses to J&J.

In September 2011, the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) mCare telehealth-outreach program, for members of the military recovering from mild traumatic brain injuries (TBI) and other wounds, was renewed for another year.  Diversinet is providing development, maintenance and consulting services to help the Army hasten the recovery and track the progress of as many as 10,000 “wounded warriors” who return home or to community-based transition units following initial recuperation in military medical facilities.

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.  Costs of revenues were $105,000 (gross margin of 92%) for the year ended December 31, 2011 compared to $23,000 (gross margin of 99%) for 2010, largely due to more consulting services activity during 2011.  The Company is able to effectively redeploy its employees between its research and development projects, sales and marketing activities and customer service contracts on a continuous basis, thereby the cost of revenues only represents costs related to employees while they are actively involved in performing services under contracts.

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance, support and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.  Research and development expenses were $2,928,000 for the year ended December 31, 2011 compared to $3,112,000 for 2010.  In 2011, the Company reduced research and development expenses by $205,000 (2010 - $208,000, 2009 - $nil) for refunds received during the year in relation to the prior year’s scientific research and development claims.  The decrease in research and development costs in 2011 was largely due to decreases of $164,000 in bonus accrual and $98,000 in overall salaries due to a decrease in the head count from 30 to 28 during the year.  These amounts were offset by an increase of $97,000 in consulting services, $47,000 in legal services and $11,000 in recruiting fees.  In 2011, product development costs of $96,000 ($9,000 in 2010) were reallocated from research and development to cost of revenues as the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements.

Sales and marketing expenses include compensation of sales (salary and commissions) and marketing personnel, public relations and advertising costs, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.  Sales and marketing expenses were $1,665,000 for the year ended December 31, 2011 compared to $1,783,000 for 2010.  The decrease in 2011 is related mainly to decreases in overall salaries of $202,000 due to a reduction in the average number of people from 4 in 2010 to 2 in 2011, and recruiting fees of $180,000 incurred in 2010.  These amounts were offset by an increase in consulting services of $126,000, marketing and membership expenses of $85,000 and rent expense of $45,000.

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, financial planning and control, legal, human resources and corporate administrative staff.  General and administrative expenses were $2,059,000 for the year ended December 31, 2011 compared to $1,889,000 for 2010.  Included in the December 31, 2011 general and administrative expenses is $670,000 ($659,000 for 2010) relating to stock-based compensation expenses.  The increase in 2011 is related mainly to increases in recruiting fees of $141,000 and rent expense of $22,000.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the common shares, stock options and warrant grants.

Depreciation expense was $63,000 for the year ended December 31, 2011 compared to $66,000 for 2010. The modest decrease in depreciation in 2011 is consistent with the property and equipment asset base.

Foreign exchange losses were $32,000 for the year ended December 31, 2011 compared to a gain of $190,000 for the year ended December 31, 2010.  During 2011, the U.S./Canadian dollar exchange rate depreciated by 0.022 (compared to an appreciation of 0.0539 during 2010).  We earned interest, net and other income of $22,000 during 2011 compared to $57,000 for 2010 through investing our excess cash.  Current interest rates for short term investment grade investments continue to be low.

As discussed below, during 2010, with the completion of the Settlement and Mutual Release Agreement with AllOne and AHG, HSA returned for cancellation 6,956,152 Diversinet common shares.  We valued the returned shares at $3,061,000 (at a per share price of $0.44, being the closing price on the day prior to the effective date of the settlement agreement) and included this amount in other income in 2010.  Furthermore, $500,000 of the $4 million cash paid by AllOne on termination of the above noted agreement was also allocated to other income as it did not meet the presentation criteria for revenue.

We reported net loss for the year ended December 31, 2011 of $5,537,000 compared to a net income of $1,867,000 for 2010.  The net loss includes stock-based compensation expense relating to the issuance of common shares, options and warrants of $670,000 and $659,000 during 2011 and 2010, respectively.  The 2011 net loss includes the loss from foreign exchange of $32,000 (gain of $190,000 in 2010) and other income of $nil (2010 – $3,561,000).  Basic loss per share for 2011 was $0.13 compared to earnings per share of $0.04 in 2010 based on a weighted average of 42,588,000 and 45,029,000 common shares, respectively.  At December 31, 2011, the Company had 43,009,000 (42,285,000 – 2010) common shares outstanding and 49,242,000 (47,750,000 – 2010) common shares on a fully diluted basis.

Year ended December 31, 2010 compared to year ended December 31, 2009

For the years ended December 31, 2010 and 2009, we reported revenues of $4,932,000 and $7,973,000, respectively.  We generated 98% (99% in 2009) of our revenues from the United States and 2% (1% in 2009) from the Asia Pacific region during the year ended December 31, 2010.  During 2010, we generated 3% (7% in 2009) of our revenues from consulting services and 97% (93% in 2009) from licensing.  We currently generate our revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  During 2010, 97% of our revenue came from two customers, AllOne and Intersections (98% in 2009).  While we are endeavouring to increase our customer base, the market that we operate in is still in an evolving stage and our revenue base is still quite small.  Therefore, it is reasonable to expect that our revenue will continue to be concentrated among relatively few new customers for the near future.

In September 2008, Diversinet entered into a five year license and revenue sharing agreement (“2008 Agreement”) with AllOne Mobile Corporation (“AllOne”), a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), which in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the 2008 Agreement upon payment of $3,000,000 to Diversinet.  On June 17, 2010 the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future minimum commitments and any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  Furthermore, under the Settlement and Mutual Release Agreement the Stock Purchase Agreement dated August 31, 2007 between HSA and Diversinet was terminated, including certain common share put rights and board representation rights of HSA.  Diversinet also retains complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement.  The Company recognized $3,500,000 of the consideration received as revenues in Q2 2010.  The difference between the total consideration received of $7,061,000 and the amount recognized as revenue has been recognized as other income (being $500,000 in cash and $3,061,000 relating to the return of 6,956,152 Diversinet common shares by HSA).

In May 2007 we entered into a three year license and value added reseller (“VAR”) agreement with Intersections Inc. (“Intersections”) for our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions.  In December 2008, we amended the license and VAR agreement to change the contract term to November 2010.  This amendment provided for minimum license fees of $850,000 and $1,310,000 over the two years ended November 2010, respectively, payable quarterly in advance.  The VAR has been renewed without the minimum license fees and Intersections continues to use our software.

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.  Costs of revenues were $23,000 (gross margin of 99%) for the year ended December 31, 2010 compared to $175,000 (gross margin of 98%) for 2009, largely due to less consulting services activity during 2010.  The Company is able to effectively redeploy its employees between its research and development projects, sales and marketing activities and customer service contracts on a continuous basis, thereby the cost of revenues only represents costs related to employees while they are actively involved in performing services under contracts.

Research and development expenses include compensation of software development teams working on the continuing enhancement of our products, quality assurance, support and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.  Research and development expenses were $3,112,000 for the year ended December 31, 2010 compared to $3,352,000 for 2009.  The decrease in research and development costs in 2010 was largely due to the $208,000 received from our research and experimental development (SRED) claim for fiscal 2009 and the decrease in the head count from 31 to 29 during the year.  In 2010, product developments costs of $9,000 ($54,000 in 2009) were reallocated from research and development to cost of revenues as the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements.

Sales and marketing expenses include compensation of sales (salary and commissions) and marketing personnel, public relations and advertising costs, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.  Sales and marketing expenses were $1,783,000 for the year ended December 31, 2010 compared to $1,448,000 for 2009.  The increase in 2010 of the sales and marketing expenses is related mainly to an increase in overall salaries of $172,000, consulting services of $80,000 and marketing expenses of $85,000.  In May 2010, we hired Mark Trigsted to lead the expansion of Diversinet’s U.S. partner network and customer base.  In 2010 we added three additional sales people to focus on the U.S. market.

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, financial planning and control, legal, human resources and corporate administrative staff.  General and administrative expenses were $1,889,000 for the year ended December 31, 2010 compared to $2,326,000 for 2009.  Included in the December 31, 2010 general and administrative expenses is $659,000 ($1,196,000 for 2009) relating to stock-based compensation expenses.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the common shares, stock options and warrant grants.

Depreciation expense was $66,000 for the year ended December 31, 2010 compared to $76,000 for 2009. The decrease in depreciation in 2010 is consistent with the property and equipment asset base.

Foreign exchange gains were $190,000 for the year ended December 31, 2010 compared to $1,253,000 for the year ended December 31, 2009.  During 2010, the U.S./Canadian dollar exchange rate fluctuated from approximately 1:0.99 to 1:1.08.  During 2009, the U.S./Canadian dollar exchange rate fluctuated from approximately 1:1.05 to 1:1.26. During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  As the majority of our expenses are in Canadian dollars, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  We earned interest and other income of $57,000 during 2010 compared to $61,000 for 2009 through investing our excess cash.  Current interest rates for short term investment grade investments continue to be low.

As discussed above, with the completion of the Settlement and Mutual Release Agreement with AllOne and AHG, HSA returned for cancellation 6,956,152 Diversinet common shares.  We have valued the returned shares at $3,061,000 (at a per share price of $0.44, being the closing price on the day prior to the effective date of the settlement agreement).  Furthermore, $500,000 of the $4 million paid by AllOne has been allocated to other income as it did not meet the presentation criteria for revenue.

We reported net income for the year ended December 31, 2010 of $1,867,000 compared to a net income of $1,911,000 for 2009.  The net income includes stock-based compensation expense relating to the issuance of common shares, options and warrants of $659,000 and $1,196,000 during 2010 and 2009, respectively.  The 2010 net income includes the gain from foreign exchange of $190,000 ($1,253,000 in 2009) and other income of $3,561,000 (2009 – nil).  Basic earnings per share for 2010 was $0.04 compared to a earnings per share of $0.04 in 2009 based on a weighted average of 45,029,121 and 47,191,669 common shares, respectively.  At December 31, 2010, the Company had 42,285,171 (48,335,872 – 2009) common shares outstanding and 47,749,984 (53,973,535 – 2009) common shares on a fully diluted basis.

Liquidity and Capital Resources

Year ended December 31, 2011 compared to year ended December 31, 2010

Cash and cash equivalents at December 31, 2011 were $7,397,000 compared with $12,459,000 at December 31, 2010.  The net change in cash and cash equivalents at December 31, 2011 was a decrease of $5,062,000 compared with $209,000 in 2010.  The 2011 decrease was largely due to cash used in operations of $5,004,000.  The 2010 decrease was largely due to cash used in operations of $476,000, which was offset by foreign exchange gains of $190,000 and the exercise of options in an amount of $129,000.  Cash used in investing activities for 2011 and 2010 is the result of the purchase of property and equipment of $89,000 and $29,000 respectively.

Our future source of capital is based principally upon our ability to achieve profitability in our operating activities.  We have posted net losses in three of our past five years, including the most recent fiscal year just ended.  In addition, period-to-period operating results are significantly dependent upon the sale of license agreements and our success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  We do not currently have any debt financing from which our operations may be funded.

Should revenue from our operations, together with our existing cash and cash equivalents, prove inadequate to meet our short-term working capital requirements during the next twelve months, we may need to raise additional amounts to meet our working capital requirements.  Possible sources of funding include private or public financings, strategic relationships or other arrangements to support our operations beyond the next twelve months.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Ultimately, there can be no assurance that we will be successful in obtaining additional financing or generating positive cash flows from operations. As detailed in note 1 to the consolidated financial statements contained elsewhere in this report, our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations over the next twelve months.

We are also subject to financial market risk exposures related to interest rate fluctuations and foreign currency exchange rates.  Our exposure to market rate risk for changes in interest rates relates primarily to our cash equivalents and short-term investments, created by our past equity financings.  We have not used derivative financial instruments in our short-term investments.  We invest in high quality money market instruments and bonds with terms of less than 90 days.  We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk.  We do not make use of a bank line of credit and do not have any long-term debt.  The impact of inflation has not been material to our business over the past five years.

The following table presents unaudited selected financial data for each of the last eight quarters ended December 31, 2011:

	Revenue for the period	Net income (loss) for the period	Net income (loss) per share
	($000’s)	($000’s)	($)
December 31, 2011	382	(1,664)	(0.04)
September 30, 2011	333	(1,074)	(0.03)
June 30, 2011	132	(1,688)	(0.04)
March 31, 2011	444	(1,111)	(0.03)
December 31, 2010	106	(1,505)	(0.04)
September 30, 2010	394	(933)	0.02
June 30, 2010	3,856	5,135	0.11
March 31, 2010	576	(1,005)	(0.02)

Year ended December 31, 2010 compared to year ended December 31, 2009

Cash and cash equivalents at December 31, 2010 were $12,459,000 compared with $12,668,000 at December 31, 2009.  The net change in cash and cash equivalents at December 31, 2010 was a decrease of $209,000 compared with an increase of $592,000 in 2009.  The 2010 decrease was largely due to cash used in operations of $476,000, which was offset by foreign exchange gains of $190,000 and the exercise of options in an amount of $129,000.  The net change in fiscal 2009 was largely due to foreign exchange gains of $1,253,000 and the exercise of options in an amount of $254,000 which was offset by cash used in operations of $775,000.  Cash used in investing activities for 2010 and 2009 is the result of the purchase of property and equipment of $29,000 and $38,000 respectively.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chairman, Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this annual report.  This evaluation was carried out under the supervision and with the participation of our management, including our Chairman, Chief Executive Officer and Chief Financial Officer.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act and Canadian securities laws is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and the requirements of the Securities and Exchange Commission (“SEC”) in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.  Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the design and operating effectiveness of internal controls over financial reporting as at December 31, 2011.  In making this assessment, we used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to identify any material weaknesses with respect to our internal control over financial reporting as of December 31, 2011.  A material weakness in internal controls over financial reporting is a significant deficiency, or a combination of significant deficiencies, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.  Based on this assessment, management concluded that internal control over financial reporting is effective, as of December 31, 2011.

During the year ended December 31, 2011, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

On September 15, 2010, the SEC published a final rule removing the requirements for non-accelerated filers to include an auditor’s report on the effectiveness of a registrant’s internal control over financial reporting and conforming the SEC rules concerning management’s disclosure in the annual report regarding inclusion of such a report to provide that the disclosure only applies if such a report is included.  Without this exemption, non-accelerated filers with fiscal years ending on or after June 15, 2010 would have been required to comply with the internal control audit requirements of the Sarbanes-Oxley Act.  As the Company qualifies as a non-accelerated filer, it is not required to obtain an auditor’s report on the effectiveness of its internal control over financial reporting.  The requirement would change in future years if the Company no longer qualified to be a non-accelerated filer.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

We are committed under operating leases for a total amount of approximately $1,628,000.  The minimum payments due in each of the following years are as follows:

Contractual obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Operating lease obligations	1,628,440	325,852	616,426	598,613	87,549
Total	$1,628,440	$325,852	$616,426	$598,613	$87,549

During February 2011, Diversinet Corp. (Delaware) entered into an office lease for our U.S. sales office.  The U.S. sales office is located in leased premises of approximately 2,897 square feet and expires in December 2016.  During November 2011, Diversinet amended and extended our head office lease (of approximately 8,442 square feet) until April 2017.

Related Party Transactions

In April 2011, Mr. Wahbe entered into a one year employment agreement to continue to serve as Chief Executive Officer.  Mr. Wahbe’s compensation consists of salary of up to Cdn$450,000 and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000 and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  In December 2011, Mr. Wahbe entered into a termination agreement whereby Diversinet will pay his salary and expenses until March 2012.  Furthermore in April 2008, Mr. Wahbe received options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  In each of 2011 and 2010 Mr. Wahbe received 300,000 common shares and Cdn$72,000 in compensation as CEO.  As of December 31, 2011, Albert Wahbe owns 9,075,000 common shares and 1,500,000 options, representing approximately 23.8% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

In May 2011, we appointed Mr. Alan Portela, a mHealth strategist and innovator to the Company’s board of directors.  Additionally, Mr. Portela serves as chairman of the Diversinet Executive Advisory Board.  The consulting firm founded by Mr. Portela, Hybrid Clinical Transformation LLC (“Hybrid”), has also been retained by Diversinet to provide sales and business development services.  In 2011, options to purchase 513,257 common shares at $0.49 per share, vesting quarterly in arrears over a two year period were granted to Mr. Portela.  During 2011, the Company paid Hybrid $70,000.  The Company has transacted these services at the exchange amount.

In December 2011, we appointed Dr. Hon Pak, a recently retired Chief Information Officer (CIO) of the U.S. Army Medical Department, as interim Chief Executive Officer.  The consulting firm founded by Dr. Pak, HSP Consulting (“HSP”) has been retained by Diversinet to provide Dr. Pak’s services.  In 2011, options to purchase 300,000 common shares at $0.18 per share, vesting equally in December 2011, June 2012 and December 2012 were granted to Dr. Pak upon his appointment to the position of interim CEO.  In addition, 50,000 common shares with a fair value of $0.41 per share, vesting quarterly in arrears over a two year period were granted to Dr. Pak in exchange for services rendered in his role as member of the Company’s advisory board.  During 2011, the Company paid HSP $15,000.  The Company has transacted these services at the exchange amount.

Application of Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant areas of estimation include, but are not limited to, the allowance for doubtful accounts, income tax valuation allowances, stock based compensation, the useful life of depreciable assets and the recoverability of property and equipment.  In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties, and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate estimates and assumptions.  Actual results could differ from those estimates.  The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee and are set out below. The Company’s significant accounting policies are described in Note 2 to the Consolidated Financial Statements.  There have not been any changes to the Company’s critical accounting policies and estimates during the past three fiscal years.

Revenue recognition: The Company derives revenue from licensing its products and providing related services, including installation, integration, maintenance.

(i) License revenue:

We recognize revenues in accordance with ASC Topic 985-605, “Software Revenue Recognition”.  We record product revenues from software licenses and products when persuasive evidence of an arrangement exists, the software product has been shipped, there are no significant uncertainties surrounding product acceptance by the customer, the fees are fixed and determinable, and collection is considered probable.  We use the residual method to recognize revenues on delivered elements when a license agreement includes one or more elements to be delivered at a future date if evidence of the fair value of all undelivered elements exists.  If an undelivered element for the arrangement exists under the license arrangement, revenues related to the undelivered element is deferred based on vendor-specific objective evidence (VSOE) of the fair value of the undelivered element.  Our multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (PCS) are sold together.  We have established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple element sales arrangement, as substantiated by contractual terms and our significant PCS renewal experience, from our existing worldwide base.  Our multiple element sales arrangements generally include irrevocable rights for the customer to renew PCS after the bundled term ends.  The customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms.  It is our experience that customers generally exercise their renewal PCS option.  In the renewal transaction, PCS is sold on a stand-alone basis to the licensees one year or more after the original multiple element sales arrangement.  The exercised renewal PCS price is consistent with the renewal price in the original multiple element sales arrangement, although an adjustment to reflect consumer price changes is not uncommon.  If VSOE of fair value does not exist for all undelivered elements, all revenues are deferred until sufficient evidence exists or all elements have been delivered.  We assess whether payment terms are customary or extended in accordance with normal practice relative to the market in which the sale is occurring.  Our sales arrangements generally include standard payment terms.  These terms effectively relate to all customers, products, and arrangements regardless of customer type, product mix or arrangement size.

The Company enters into software license agreements that provide for future license payments to be made based on the number of users.  Customers who exceed their licensed fixed level of users are required to pay additional license fees.  Revenue associated with additional users is recognized when the amount becomes determinable, and when the requirements of revenue recognition as set out above have been met. Fees related to contracts that require the Company to deliver unspecified additional products are deferred and recognized ratably over the contract term.

In instances when licenses are granted and the Company commits to deliver major product upgrades that meet the definition of an unspecified additional software product, the entire arrangement fee is accounted for as a subscription.  Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.

(ii) Service revenue:

Typically, software license agreements are multiple element arrangements as they also include training, consulting, related maintenance and/or implementation services fees.  Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangements.  The Company’s software products are generally fully functional upon delivery and implementation and do not require any significant modification or alteration for customer use, however, for larger customers, customization services may be significant.  Customers generally purchase consulting services to facilitate the adoption of the Company’s technology and may contract with the Company to have dedicated personnel to participate in the services being performed, but the customer may also decide to use their own resources or appoint other professional service organizations to provide these services.

When the services are considered essential to the functionality of the software, the Company recognizes both the software product revenue and services revenue under the proportional performance method based on direct labour costs incurred to date as a percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned.  When services are not considered essential, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element.  VSOE used in determining the fair value of license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature.  VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task.  VSOE used in determining the fair value of maintenance and technical support is based on annual renewal rates.  The revenue allocable to the software license is recognized when the product revenue criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.  In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.  For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.

Consulting, implementation and training revenues are recognized as the services are performed, generally on a time and materials basis.  Consulting revenues attributed to fixed price arrangements are recognized using the proportional performance method based on direct labour costs incurred to date as a percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned.  When total cost estimates exceed revenues in a fixed price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily cost rate applicable to the consulting individuals delivering the services.

(iii) Maintenance revenue:

Maintenance and support revenues paid in advance are non-refundable and are recognized ratably over the term of the agreement, which typically is twelve months.  Maintenance generally includes the right to receive unspecified updates and upgrades, determined solely by the Company, after the software license period begins.  These unspecified update and upgrade rights generally provide for the customer to receive bug fixes and future enhancements, respectively, to the existing software. Maintenance revenue is recognized ratably over the term of the maintenance contract.

(iv) Deferred revenue:

Product and services revenues that have been prepaid but do not yet qualify for recognition as revenue under the Company’s revenue recognition policy are reflected as deferred revenue on the consolidated balance sheets.

Allowance for doubtful accounts

The Company has an accounts receivable balance of $287,000 at December 31, 2011 (2010 – $75,000).  The Company’s historical revenues and related accounts receivable balances have fluctuated significantly.  The valuation of accounts receivable requires significant estimates to be made by management and the valuation of these balances could have an impact on the Company’s consolidated financial statements.  These accounts receivable are comprised of amounts arising from contractual arrangements with major health care and identity management providers.  The Company determines an allowance for doubtful accounts based on knowledge of the financial conditions of its customers, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.  At December 31, 2011, management has consistently applied this methodology and the Company has had a history of minimal bad debt loss.  A change in any of the factors impacting the estimate of the allowance for doubtful accounts will directly impact the amount of bad debt expense recorded in general and administrative expenses.

Income tax estimates

Management continually reviews the estimates of the valuation of deferred income tax assets.  This involves the use of judgment in the estimation of future income projections, actual tax exposures, assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits arising from tax loss carry-forwards.  The Company is required to assess whether it is more likely than not that deferred tax assets will be realized prior to the expiration of the related tax loss carry forwards.

Changes in the forecasts of future profitability, the utilization of income tax loss carry forwards, the valuation allowance, and changes in tax rates could have a material impact on the reported amounts for deferred tax assets and deferred tax expense.  The Company currently has a 100% valuation allowance against its future tax assets.

Stock based compensation

The Company records stock based compensation expense over the vesting period of the options based on the estimated fair value of the stock options granted.  The Company’s policy is to determine the exercise price of an option based on the market price of the shares on the grant date.  The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options on the grant date and the amount is expensed over the vesting period of the stock options.  The assumptions used in the calculation of fair value include the risk free interest rate, dividend yield, volatility factor and expected life of the options.

The risk free interest rate is based on the then current risk free interest rate for the expected life of the option.  The dividend yield is based on the Company’s historical practice of dividend payments.  The volatility factor is based on analysis of the history of the Company’s share price and management’s estimate of the expected volatility over the respective terms of the options.  The expected life of the option is based on the expected length of time options are estimated to remain outstanding.  The Company also estimates the expected forfeiture rate for options granted and periodically updates this estimate over time.

Fair value of financial instruments

For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments.  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.  The Company’s financial instruments that are carried at fair value on the consolidated balance sheets are at the quoted market price which is categorized as Level 1 in the fair value hierarchy.  There were no financial instruments categorized in Level 2 or 3 (valuation technique using observable market inputs or valuation technique using non-observable market inputs) as at December 31, 2011 and 2010.

Changes in Accounting Policies Not Yet Adopted

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Comprehensive Income” (Topic 220) - Presentation of Comprehensive Income (ASU 2011-05), to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity.  ASU 2011-05 is effective for us in our first quarter of Fiscal 2013 and will be applied retrospectively.  We are currently evaluating the impact on our consolidated financial statements.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, “Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. ASU 2011-04 is effective for us in our third quarter of Fiscal 2012 and we believe these provisions will not have a material impact on our consolidated financial statements.

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:  As detailed in note 1 to the financial statements, the Company’s consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations has not been sufficient to cover our operating expenses at present.  We have historically obtained funding for operations from private placements, but there is no assurance we will be able to do so again in the future or on terms favourable to the Company, despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business beyond 12 months.

Impact of commercial deployment: The Company is focused on the healthcare market, as such our ability to continue operations is also dependent on the acceptance of product and solution offerings.  Longer sales cycles and customer’s unwillingness to adopt new technologies could have an adverse affect and could also increase the Company’s financing costs, negatively affect profitability, limit access to capital markets and negatively impact the ability to maintain or attract customers.  The Company often enters into multi-year contracts with customers that often have minimum threshold amounts due to us.  These contracts, including the Mihealth agreement have a risk of cancellation if there is slow customer adoption.  Certain contracts, including the contract with J&J and mCare, do not have any minimum commitments.  Furthermore, our customers may default on their obligations under these agreements or seek to renegotiate certain of their financial obligations.

The ability of the Company to continue operations is also dependent on the acceptance of its security, identity management solutions, secure application platform solutions in the health care market and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in an early and volatile stage and it may not develop to a sufficient level to support our business.

Variability of performance:  Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Liquidity of our common shares: If our common shares should become ineligible for continued quotation on the Over the Counter Bulletin Board or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.  In July 2008, our common shares were also posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol DIV.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large healthcare providers, financial institutions and security providers.  As a result, we may maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  As at December 31, 2011, three customers accounted for 39%, 31% and 12%of our total 2011 consolidated revenues.  With the termination of the AllOne agreement, our agreements with Mihealth and Intersections are currently our only long term agreements.

Foreign exchange:  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2011, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During fiscal 2011 and 2010 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.  The Company does not have any foreign currency derivative instruments outstanding at December 31, 2011.

Litigation: Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.

MANAGEMENT’S REPORT

The accompanying consolidated financial statements and all information in the annual report have been prepared by management and have been reviewed and approved by the Board of Directors of the Company.  The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments.  Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the annual report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls and systems designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed and that accurate, timely and comprehensive financial information is prepared and disclosed.  The internal control systems and financial records are subject to reviews by external auditors during the examination of the financial statements.  Management recognizes its responsibility for conducting the Company’s affairs to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three non-management directors.  The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.  The Audit Committee has responsibility for engaging or re-appointing the Company’s independent auditors.  The independent auditors have direct and unrestricted access to the Audit Committee to discuss their audit and related findings as to the integrity of the Company’s financial reporting.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, Licensed Public Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Their report outlines the scope of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Hon Pak	/s/ David Hackett
Hon Pak, Chief Executive Officer February 27, 2012	David Hackett, Chief Financial Officer

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Diversinet Corp.

We have audited the accompanying consolidated balance sheets of Diversinet Corp. and subsidiaries as at December 31, 2011 and December 31, 2010 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2011.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diversinet Corp. and subsidiaries as of December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2011 in conformity with US generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the consolidated financial statements, the Company incurred a significant loss from operations and used significant amounts of cash in operating activities during 2011, and there is substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 27, 2012

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2011	2010
Assets
Current assets:
Cash and cash equivalents	$ 7,397,025	$ 12,458,750
Accounts receivable, net (note 3(c))	287,155	75,150
Prepaid expenses	64,252	52,773
Total current assets	7,748,432	12,586,673

Property and equipment, net (note 4)	207,301	180,983
Total assets	$ 7,955,733	$ 12,767,656

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 217,539	$ 143,253
Accrued liabilities (note 5)	281,011	562,994
Deferred revenue	284,583	45,167
Total current liabilities	783,133	751,414

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares
Issued and outstanding:
43,009,347 (42,285,171 – 2010)
common shares (note 7)	85,848,861	85,583,198
Additional paid-in capital	19,755,623	19,346,409
Share purchase warrants (note 7)	39,318	21,242
Deficit	(96,950,481)	(91,413,886)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	7,172,600	12,016,242

Total liabilities and shareholders’ equity	$ 7,955,733	$ 12,767,656

Commitments and contingencies (note 11)
Basis of presentation (note 1)
Subsequent event (note 12)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Albert Wahbe

/s/ Gregory Milavsky

Albert Wahbe, Chairman

Gregory Milavsky, Director

DIVERSINET CORP.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(In United States dollars)

For the year ended December 31	2011	2010	2009
Revenues (note 6)	$ 1,291,714	$ 4,931,834	$ 7,972,929
Cost of revenues	104,600	22,860	175,138
Gross margin	1,187,114	4,908,974	7,797,791

Expenses:
Research and development	2,927,551	3,112,225	3,351,742
Sales and marketing	1,664,996	1,783,211	1,448,000
General and administrative	2,058,702	1,888,908	2,326,380
Depreciation	62,967	65,788	75,559
	6,714,216	6,850,132	7,201,681

Income (loss) before the undernoted:	(5,527,102)	(1,941,158)	596,110

Foreign exchange gain (loss)	(31,662)	190,448	1,253,375
Interest income, net	22,169	57,277	61,314
Other income (note 6)	–	3,560,707	–
Net income (loss) for the year and comprehensive net income (loss)	(5,536,595)	1,867,274	1,910,799

Basic and diluted earnings (loss) per share (note 8)	$ (0.13)	$ 0.04	$ 0.04
Weighted average common shares outstanding	42,587,632	45,029,121	47,191,669
Weighted average fully diluted common shares outstanding	42,587,632	45,029,121	47,295,515

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Consolidated Statements of Shareholders’ Equity

(In United States dollars)

	Share Capital	Additional Paid-In Capital	Share Purchase Warrants	Deficit	Cumulative Translation Adjustment	Shareholders’ Equity
Balance December 31, 2008	$ 93,189,047	$ 7,571,583	$ 13,687	$(95,191,959)	$ (1,520,721)	$ 4,061,637
Net income				1,910,799		1,910,799
Stock options, warrants exercised	254,074					254,074
Shares issued for services	414,188		7,732			421,920
Compensation expense		787,338				787,338
Warrants cancelled or expired			(13,687)			(13,687)
Value of options exercised	418,797	(418,797)				–
Balance December 31, 2009	94,276,106	7,940,124	7,732	(93,281,160)	(1,520,721)	7,422,081
Net income				1,867,274		1,867,274
Stock options, warrants exercised	128,604					128,604
Shares issued for services	284,750		13,510			298,260
Compensation expense		421,173				421,173
Value of options exercised	84,288	(84,288)				–
Shares cancelled	(9,190,550)	11,129,844				1,939,294
Options cancelled or forfeited		(60,444)				(60,444)
Balance December 31, 2010	85,583,198	19,346,409	21,242	(91,413,886)	(1,520,721)	12,016,242
Net loss				(5,536,595)		(5,536,595)
Shares issued for services	265,663		18,076			283,739
Compensation expense		409,214				409,214
Balance December 31, 2011	$ 85,848,861	$ 19,755,623	$ 39,318	$(96,950,481)	$(1,520,721)	$ 7,172,600

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2011	2010	2009

Cash provided by (used in):

Operating activities:
Net income (loss) for the year	$ (5,536,595)	$ 1,867,274	$ 1,910,799
Items not involving cash:
Depreciation	62,967	65,788	75,559
Foreign exchange gain	(31,699)	(167,297)	(1,151,363)
Other income	–	(3,060,707)	–
Stock-based compensation expense	669,952	658,991	1,195,570
Changes in non-cash working capital:
Accounts receivable	(212,005)	4,567	(79,717)
Prepaid expenses	(11,479)	(17,591)	22,164
Accounts payable	74,286	(5,278)	(19,547)
Accrued liabilities	(258,982)	266,738	(215,706)
Deferred revenue	239,416	(88,833)	(2,512,356)
Cash used in operations	(5,004,139)	(476,348)	(774,597)

Financing activities:
Issue of common shares for cash	–	128,604	254,075
Cash provided by financing activities	–	128,604	254,075

Investing activities:
Purchase of property and equipment	(89,285)	(28,645)	(38,421)
Cash used in investing activities	(89,285)	(28,645)	(38,421)

Foreign exchange gain on cash held in foreign currency	31,699	167,297	1,151,363

Net increase (decrease) in cash and cash equivalents	(5,061,725)	(209,092)	592,420

Cash and cash equivalents, beginning of year	12,458,750	12,667,842	12,075,422

Cash and cash equivalents, end of year	$ 7,397,025	$ 12,458,750	$ 12,667,842

Supplemental cash flow information:
Interest received	22,169	57,277	61,314

Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and Board (note 7)	265,663	284,750	414,188

Cash and cash equivalents is comprised of:
Cash	253,715	443,684	563,471
Cash equivalents	7,143,310	12,015,066	12,104,371
	$ 7,397,025	$ 12,458,750	$ 12,667,842

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

Years ended December 31, 2011, 2010, and 2009

Diversinet Corp. (“Company”), an Ontario corporation, develops, markets and distributes mobile security infrastructure solutions and professional services to the health services, financial services, software security, and telecommunications marketplaces.

1.

Basis of presentation:

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and be able to realize its assets and satisfy its liabilities in its normal course of business.  Certain conditions and events exist that cast substantial doubt on the Company’s ability to continue as a going concern.  The Company incurred a significant loss from operations in 2011 and used significant amounts of cash in operating activities during 2011.

Continued operations depend upon the Company’s ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities.  There can be no assurance that the Company will be successful in obtaining additional financing or generating positive cash flows from operations.

Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate.  These financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.

Significant accounting policies:

Effective December 31, 2010, the Company adopted U.S. generally accepted accounting principles (“U.S. GAAP”) for the presentation of its consolidated financial statements for Canadian and United States reporting requirements.  The Company historically prepared its annual and interim consolidated financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) with reconciliation in its annual consolidated financial statements to U.S. GAAP.  Canadian GAAP changed to International Financial Reporting Standards (“IFRS”) effective for public companies for periods beginning January 1, 2011.  The decision to adopt U.S. GAAP was approved by the Company’s Board of Directors after due consideration of benefits and disadvantages of reporting under U.S. GAAP versus IFRS.

(a)

Consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant intercompany transactions and balances have been eliminated.

(b)

Non-accelerated filers exemption:

On September 15, 2010, the SEC published a final rule removing the requirements for non-accelerated filers to include an auditor’s report on the effectiveness of a registrant’s internal control over financial reporting and conforming the SEC rules concerning management’s disclosure in the annual report regarding inclusion of such a report to provide that the disclosure only applies if such a report is included.  Without this exemption, non-accelerated filers with fiscal years ending on or after June 15, 2010 would have been required to comply with the internal control audit requirements of the Sarbanes-Oxley Act.   As the Company qualifies as a non-accelerated filer, it is not required to have an auditor’s report on the effectiveness of its internal control over financial reporting.  The requirement would change in future years if the Company no longer qualified to be a non-accelerated filer.

(c)

Adoption of new accounting standards:

Effective January 1, 2011 and applied prospectively, the Company adopted Accounting Standards Update 2009-13, “Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements” (ASU 2009-13).  ASU 2009-13 applies to multiple deliverable revenue arrangements that are currently within the scope of FASB ASC Subtopic 605-25 (previously included in Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”).  ASU 2009-13 provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated.  It also requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vender-specific objective evidence (“VSOE”) or third-party evidence of selling price.  The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method, and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements.  The application of this standard did not have an impact to the Company’s financial statements.

Effective January 1, 2011 and applied prospectively, the Company adopted Accounting Standards Update 2009-14 (ASC Topic 985): “Certain Revenue Arrangements that Include Software Arrangements” (ASU 2009-14). ASU 2009-14 focuses on determining which arrangements are within the scope of the software revenue guidance in ASC Topic 985 (previously included in AICPA Statement of Position No. 97-2, “Software Revenue Recognition”) and those that are not. ASU 2009-14 removes tangible products from the scope of the software revenue guidance if the products contain both software and non-software components that function together to deliver a product’s essential functionality and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance.  The application of this standard did not have an impact to the Company’s financial statements.

(d)

Changes in accounting policies not yet adopted:

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Comprehensive Income” (Topic 220) - Presentation of Comprehensive Income (ASU 2011-05), to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity.  ASU 2011-05 is effective for us in our first quarter of Fiscal 2012 and will be applied retrospectively.  We are currently evaluating the impact on our consolidated financial statements.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, “Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements (as defined in note 14 below). ASU 2011-04 is effective for us in our first quarter of Fiscal 2012 and we believe these provisions will not have a material impact on our consolidated financial statements.

(e)

Impairment or disposal of long-lived assets:

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognized when the carrying amount of an asset or asset group that is held and used exceeds the projected undiscounted future cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset or asset group exceeds its fair value which is measured by discounted cash flows when quoted market prices are not available.  For assets or asset groups available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell.

(f)

Revenue recognition:

The Company derives revenue from licensing its products and providing related services, including installation, integration, maintenance and out-of-pocket expenses.

(i) License revenue:

We recognize revenues in accordance with ASC Topic 985-605, “Software Revenue Recognition”.  We record product revenues from software licenses and products when persuasive evidence of an arrangement exists, the software product has been shipped, there are no significant uncertainties surrounding product acceptance by the customer, the fees are fixed and determinable, and collection is considered probable.  We use the residual method to recognize revenues on delivered elements when a license agreement includes one or more elements to be delivered at a future date if evidence of the fair value of all undelivered elements exists.  If an undelivered element for the arrangement exists under the license arrangement, revenues related to the undelivered element is deferred based on VSOE of the fair value of the undelivered element.  Our multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (PCS) are sold together.  We have established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple element sales arrangement, as substantiated by contractual terms and our significant PCS renewal experience, from our existing worldwide base.  Our multiple element sales arrangements generally include irrevocable rights for the customer to renew PCS after the bundled term ends.  The customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms.  It is our experience that customers generally exercise their renewal PCS option.  In the renewal transaction, PCS is sold on a stand-alone basis to the licensees one year or more after the original multiple element sales arrangement.  The exercised renewal PCS price is consistent with the renewal price in the original multiple element sales arrangement, although an adjustment to reflect consumer price changes is not uncommon.  If VSOE of fair value does not exist for all undelivered elements, all revenues are deferred until sufficient evidence exists or all elements have been delivered.  We assess whether payment terms are customary or extended in accordance with normal practice relative to the market in which the sale is occurring.  Our sales arrangements generally include standard payment terms.  These terms effectively relate to all customers, products, and arrangements regardless of customer type, product mix or arrangement size.

The Company enters into software license agreements that provide for future license payments to be made based on the number of users.  Customers who exceed their licensed fixed level of users are required to pay additional license fees.  Revenue associated with additional users is recognized when the amount becomes determinable, and when the requirements of revenue recognition as set out above have been met. Fees related to contracts that require the Company to deliver unspecified additional products are deferred and recognized ratably over the contract term.

In instances when licenses are granted and the Company commits to deliver major product upgrades that meet the definition of an unspecified additional software product, the entire arrangement fee is accounted for as a subscription.  Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.

(ii) Service revenue:

Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees.  Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangements.  The Company’s software products are generally fully functional upon delivery and implementation and do not require any significant modification or alteration for customer use, however, for larger customers, customization services may be significant.  Customers generally purchase consulting services to facilitate the adoption of the Company’s technology and may contract with the Company to have dedicated personnel to participate in the services being performed, but the customer may also decide to use their own resources or appoint other professional service organizations to provide these services.

When the services are considered essential to the functionality of the software, the Company recognizes both the software product revenue and services revenue under the proportional performance method based on direct labour costs incurred to date as a percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned.  When services are not considered essential, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element.  VSOE used in determining the fair value of license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature.  VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task.  VSOE used in determining the fair value of maintenance and technical support is based on annual renewal rates.  The revenue allocable to the software license is recognized when the product revenue criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.  In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.  For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.

Consulting, implementation and training revenues are recognized as the services are performed, generally on a time and materials basis.  Consulting revenues attributed to fixed price arrangements are recognized using the proportional performance method based on direct labour costs incurred to date as a percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned.  When total cost estimates exceed revenues in a fixed price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily cost rate applicable to the consulting individuals delivering the services.

(iii) Maintenance revenue:

Maintenance and support revenues paid in advance are non-refundable and are recognized ratably over the term of the agreement, which typically is twelve months.  Maintenance generally includes the right to receive unspecified updates and upgrades, determined solely by the Company, after the software license period begins.  These unspecified update and upgrade rights generally provide for the customer to receive bug fixes and future enhancements, respectively, to the existing software. Maintenance revenue is recognized ratably over the term of the maintenance contract.

(iv) Deferred revenue:

Product and services revenues that have been prepaid but do not yet qualify for recognition as revenue under the Company’s revenue recognition policy are reflected as deferred revenue on the consolidated balance sheets.

(g)

Cash and cash equivalents:

Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

(h)

Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized.  Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of operations and comprehensive income (loss) as a reduction of related expenses in the year the refund is received.  In 2011, the Company reduced research and development expenses by $205,000 (2010 - $208,000, 2009 - $nil) for refunds received during the year in relation to the prior year’s scientific research and development claims.  Assistance related to the acquisition of property and equipment used for research and development is credited against the related property and equipment.

(i)

Research and development costs:

Research and development costs internally incurred in creating computer software to be sold, licensed or otherwise marketed are expensed as incurred unless they meet certain criteria for deferral and amortization.  Costs related to research, design and development of products are charged to expenses as incurred and capitalized between the dates that the product is considered to be technologically feasible and is considered to be ready for general release to customers.  In our historical experience, the dates relating to the achievement of technological feasibility and general release of the product have substantially coincided.  In addition, no significant costs are incurred subsequent to the establishment of technological feasibility.  As a result, we do not capitalize any research and development costs relating to internally developed software to be sold, licensed or otherwise marketed.

(j)

Foreign currency translation:

The Company uses the U.S. dollar as its measurement and reporting currency in the preparation of its consolidated financial statements.

Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Transactions in foreign currencies are translated into United States dollars at the approximate rates prevailing at the dates of the transactions.  Foreign exchange gains and losses are included in the net income (loss) for the period.

(k)

Property and equipment:

Property and equipment are stated at cost less accumulated depreciation.  Depreciation is provided over the estimated useful lives of the assets as follows:

Asset	Basis	Rate
Computer hardware	Declining balance	30%
Computer software	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Leasehold improvements	Straight-line	Over term of lease

(l)

Income taxes:

Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years.  These temporary differences are measured using enacted tax rates.  A valuation allowance is recorded to reduce deferred tax assets to the extent that we consider it is more likely than not that a deferred tax asset will not be realized.  In determining the valuation allowance, we consider factors such as the reversal of deferred income tax liabilities, projected taxable income, and the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

We account for our uncertain tax positions by using a two-step approach to recognizing and measuring uncertain tax positions.  The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the appropriate amount of the benefit to recognize.  The amount of benefit to recognize is measured as the maximum amount which is more likely than not to be realized.  The tax position is derecognized when it is no longer more likely than not capable of being sustained.  On subsequent recognition and measurement the maximum amount which is more likely than not to be recognized at each reporting date will represent the Company’s best estimate, given the information available at the reporting date, although the outcome of the tax position is not absolute or final.

(m)

Earnings per share:

Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and warrants and are calculated using the treasury stock method.

(n)

Share-based compensation:

Share-based compensation cost is measured on the grant date, based on the calculated fair value of the award.  Share-based payment awards with graded vesting are treated as a single award when estimating fair value.  Compensation cost is recognized on a straight-line basis over the employee requisite service period, which is the stated vesting period of the award, provided that total compensation cost recognized at least equals the pro rata value of the award that has vested.  Compensation cost is initially based on the estimated number of options for which the requisite service is expected to be rendered and is subsequently adjusted to the actual amounts incurred.

(o)

Measurement uncertainty:

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the period.  The Company bases estimates on historical experience and on various other assumptions that are considered reasonable at that time, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts income tax valuation allowance, share-based compensation, the useful lives of depreciable assets, recoverability of property and equipment and the recognition of contingencies.  Actual results could differ from those estimates.

3.

Financial instruments:

a)

For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments.  Classification of the Company’s financial instruments are as follows:

	2011	2010
Financial assets:
Held for trading, measured at fair value:
Cash and cash equivalents	$ 7,397,025	$ 12,458,750

Loans and receivables measured at amortized cost:
Accounts receivable	$ 287,155	$ 75,150

Financial liabilities, measured at amortized cost:
Accounts payable	217,539	143,253
Accrued liabilities	281,011	562,994
	$ 498,550	$ 706,247

The Company had neither available for sale, nor held to maturity financial instruments during the periods ended December 31, 2011, 2010 and 2009.

b) Investment income: The Company has recorded investment income in relation to the following financial instruments:

	2011	2010	2009
Financial assets held for trading:
Interest income earned on cash and cash equivalents	$ 22,169	$ 57,277	$61,314
	$ 22,169	$ 57,277	$61,314

c) Accounts receivable: The Company’s accounts receivable is comprised of the following:

	2011	2010	2009
Trade receivables	$ 287,155	$ 75,150	$104,717
Allowance for doubtful accounts	–	–	(25,000)
	$ 287,155	$ 75,150	$79,717

4.

Property and equipment:

December 31, 2011	Cost	Accumulated depreciation	Net book value
Computer hardware	$ 1,183,836	$ 1,108,432	$ 75,404
Computer software	525,623	504,198	21,425
Furniture and fixtures	316,870	210,633	106,237
Leasehold improvements	38,374	34,139	4,235
	$ 2,064,703	$ 1,857,402	$ 207,301

December 31, 2010	Cost	Accumulated depreciation	Net book value
Computer hardware	$ 1,171,825	$ 1,078,690	$ 93,135
Computer software	525,623	495,016	30,607
Furniture and fixtures	241,910	193,444	48,466
Leasehold improvements	36,060	27,285	8,775
	$ 1,975,418	$ 1,794,435	$ 180,983

Depreciation expense for the year ended December 31, 2011 amounted to $62,967 (2010 - $65,788).

5.

Accrued liabilities:

	2011	2010
Compensation	$ 144,574	$ 401,573
Professional fees	76,727	76,473
Miscellaneous	59,710	84,948
	$ 281,011	$ 562,994

6.

AllOne Mobile Corporation settlement agreement:

In September 2008, the Company entered into a license and revenue share agreement (“2008 Agreement”) with AllOne Mobile Corporation (“AllOne”).  AllOne is a subsidiary of AllOne Health Group Inc. (”AHG”) who in turn is a subsidiary of Hospital Services Association of Northeastern Pennsylvania (“HSA”).  Through a private placement in 2007, HSA acquired 6,756,757 common shares of the Company for cash.  Under the terms of the Agreement, Diversinet provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  Diversinet was required to provide second and third level support as well as two major product upgrades per year in exchange for a minimum annual fee of $5.5 million in the first contract year, and $7 million in years two and three.  The Company concluded that the Company’s commitment to deliver major product upgrades met the definition of an unspecified additional software product.  If an arrangement includes unspecified additional software products, the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.

During January 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000 to Diversinet.  On June 17, 2010, the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  Diversinet also retained complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement.  The Company recognized $3,500,000 as revenues in Q2 2010 as it related to products and services delivered prior to the termination date.  The difference between the fair value of total consideration received of $7,060,707 and the amount recognized as revenue was recognized as other income (being $500,000 in cash and $3,060,707 relating to the return of 6,956,152 Diversinet common shares by HSA).  In calculating the value of the consideration received, the Company valued the returned common shares using the closing price of the Company’s shares on the day immediately prior to the date of the Settlement Agreement.  Between 2007 and 2009 HSA was granted 199,000 Diversinet common shares as compensation for the services of a Director that were included in the common shares returned under the settlement agreement.

7.

Share capital, warrants and common share purchase options and redeemable common shares:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding common shares and warrants:

	Compensation options and warrants (1)		Common shares
	Number	Amount	Number	Amount
Balance December 31, 2008	15,000	$ 13,687	47,031,935	$ 93,189,047
Professional services (a)	170,000	7,732	–	–
Board compensation (b)	–	–	168,750	102,188
Warrants cancelled and expired has	(15,000)	(13,687)	–	–
Stock options, warrants exercised (e)	–	–	635,187	672,871
Shares issued (f)	–	–	500,000	312,000
Balance December 31, 2009	170,000	$ 7,732	48,335,872	$ 94,276,106
Professional services (a)	210,000	13,510	–	–
Board compensation (b)	–	–	325,000	148,250
Warrants cancelled and expired has	(100,000)	–	–	–
Stock options, warrants exercised (e)	–	–	280,451	212,892
Shares issued (f)	–	–	300,000	136,500
Shares cancelled (g)	–	–	(6,956,152)	(9,190,550)
Balance December 31, 2010	280,000	$ 21,242	42,285,171	$ 85,583,198
Professional services (a)	–	18,076	–	–
Board compensation (b)	–	–	374,176	134,663
Employee bonus (d)	–	–	50,000	23,000
Shares issued (f)	–	–	300,000	108,000
Balance December 31, 2011	280,000	$ 39,318	43,009,347	$ 85,848,861

(1)

These compensation options and warrants exclude the options issued under our share option plan (note 12).

Shares issued for other than cash consideration are valued at their market price at the date of agreement for issuance.

(a)

Professional services:

On September 15, 2009 the Company entered into an agreement for public relation services.  In consideration for the services to be rendered in accordance with the agreement, a warrant to purchase up to 70,000 common shares at $1.00 were issued with equal vesting quarterly for one year.  Furthermore, a warrant to purchase up to 100,000 common shares at $1.00 were issued with vesting dependent upon achieving certain performance criteria.  These warrants all expire on March 14, 2012.  On October 15, 2010 the Company renewed the agreement, issuing additional warrants to purchase up to 50,000 common shares at $0.75 and up to 60,000 common shares at $1.00 with quarterly vesting over one year.  Furthermore, warrants to purchase up to 100,000 common shares at $0.75 for the first six months and at $1.00 for the second six months was issued with vesting dependent upon achieving certain performance criteria.  The performance warrants are fair valued each reporting period until performance is complete.  The fair value of all other equity-based warrants are measured and recorded on the date that the performance required to earn the awards is complete which in the case of these awards coincides with the contractual vesting dates of the awards.

(b)

Each quarter the Company issued common shares to each non-management board member in lieu of cash compensation.  The share compensation is based on the Company’s common share price on the grant date which is on or about the last day of the quarter.

(c)

The value of warrants that have expired unvested are reclassified to additional paid-in capital.  A warrant issued in 2009, to purchase up to 100,000 common shares at $1.00, under a public relations services agreement expired in 2010 as the performance conditions were not achieved.

(d)

During 2011 common shares were issued to an employee in lieu of cash bonuses.  The share compensation is based on the Company’s common share price on or about the last day prior to the date of grant.

(e)

During 2009, 2010 and 2011 the Company granted options to certain employees, officers and directors under a share option plan (note 12), enabling them to purchase common shares of the Company.  During 2009, 13 employees exercised 635,187 options into common shares for gross proceeds of $254,075.  During 2010, 25 employees exercised 280,451 options into common shares for gross proceeds of $128,603.

(f)

On April 2, 2008, the Company entered into a three year employment agreement with the Company’s Chief Executive Officer, which was renewed for a further one year period in April 2011.  Compensation expenses associated with this agreement will be settled through the issuance of up to 300,000 common shares annually.  Share compensation during the 2009 was $312,000 representing the issuance of 500,000 common shares, of which 200,000 common shares were issued subsequent to year end.  Share compensation during the 2010 was $136,500 representing the issuance of 300,000 common shares.  Share compensation during the 2011 was $108,000 representing the issuance of 300,000 common shares.  The share compensation is based on the Company’s common share price on the date the common shares are granted

(g)

As part of the AllOne Settlement and Mutual Release Agreement dated June 17, 2010, HAS returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  The net impact of the transaction is a reduction in share capital by an amount equal to the product of the assigned value of the common shares ($2.04 per share) and the number of shares cancelled (6,956,152 common shares) less the reclassification of the $5,000,000 contingently puttable common shares from temporary equity.  The increase in additional paid-in capital represents the product of the assigned value of the common shares ($2.04 per share) and the number of shares cancelled (6,956,152 common shares) less the fair value of the contingently puttable common stock recognized as other income being the product of the market value on the date of cancellation ($0.44 per share) and the number of shares cancelled (6,956,152 common shares).

The following table summarizes information about warrants outstanding at December 31, 2011:

Range of exercise price	Warrants outstanding	Number exercisable	Weighted average remaining contractual life – years
$0.75 - $1.00	280,000	180,000	1.02
	280,000	180,000	1.02

8.

Basic and diluted earnings (loss) per share:

Basic earnings per share have been calculated by dividing net income for the period by the weighted average number of shares outstanding during each period.  Diluted earnings (loss) per share has been calculated by dividing net income (loss) for the period by the weighted average number of shares and potentially dilutive shares outstanding during the period. In computing diluted earnings (loss) per share, the treasury stock method is used to determine the number of shares assumed to be purchased from the conversion of share equivalents or the proceeds of option exercises.  For periods with a net loss, common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share:

	2011	2010	2009
Numerator:
Net income (loss) available to common shareholders	$(5,536,595)	$1,867,274	$1,910,799

Denominator:
Weighted average shares: basic	42,587,632	45,029,121	47,191,669
Effect of outstanding stock options and warrants	–	–	103,846
Weighted average shares: fully diluted	42,587,632	45,029,121	47,295,515

Net income (loss) per share: basic	(0.13)	0.04	0.04
Net income (loss) per share: fully diluted	(0.13)	0.04	0.04

For the years ended December 31, 2011 and 2010, the weighted average shares used to calculate basic and dilutive earnings per share were the same as the warrants and options outstanding were anti-dilutive.

9.

Income taxes:

Total income tax expense varies from the amounts that would be computed by applying the statutory rate to income (loss) before taxes for the following reasons:

	2011	2010	2009
Statutory income tax rate	28.25%	31%	33%
Income tax expense (recovery) on income (loss) before income taxes	$(1,564,088)	$578,855	$630,564
Increase (decrease) in income taxes resulting from:
Change in tax rate	155,286	(167,190)	1,808,773
Permanent differences	226,807	191,541	341,246
Provision to return true-ups	-	(355,640)	-
	(1,181,995)	247,566	2,780,583
Change in valuation allowance	1,181,995	(247,566)	(2,780,583)
	$ –	$ –	$ –

The tax effects of significant temporary differences representing future tax assets are as follows:

Deferred tax assets:	2011	2010	2009
Operating loss carryforwards	$4,962,192	$4,099,392	$4,964,376
Capital loss carryforwards	230,443	230,443	221,459
Share issue costs	1,722	1,722	5,213
Research and development costs	4,139,600	3,867,819	3,439,806
Property and equipment, accounting basis less than tax basis	5,482,340	5,434,926	5,251,014
	$14,816,297	$13,634,302	$13,881,868
Valuation allowance	(14,816,297)	(13,634,302)	(13,881,868)
Net deferred tax assets	$ –	$ –	$ –

The net valuation allowance increase of $1,181,995 comprises an increase of $1,181,995 related to the current year statutory rate reconciliation. The 2010 year’s reduction in valuation allowance of $247,566 comprises an increase of $355,640 relating to provision to tax return true-up items offset by the application of non-capital loss carryforwards, the benefit of which had not been previously recognized in the amount of $696,625.  The 2009 year’s reduction in valuation allowance of $2,780,583 related primarily to the reduction of the gross carrying value of deferred tax assets caused by a reduction in income tax rates that totalled $1,999,340 offset by the application of non-capital loss carryforwards, the benefit of which had not been previously recognized ($743,693).

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

At December 31, 2011, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $13,684,769.  These losses expire in the following fiscal years:

2014	2,805,442
2015	4,080,632
2026	2,033,600
2027	1,293,038
2031	3,472,057
$ 13,684,769

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $3,891,000 expiring between 2018 and 2031.

10.

Segmented information:

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at December 31, 2011, 98% (2010 – 100%, 2009 – 100%) of the property and equipment were located in Canada.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years in the three-year period ended December 31, 2011 are as follows:

		Sales		Accounts Receivable
	2011	2010	2009	2011	2010
Customer 1	–	76%	82%	–	–
Customer 2	–	21%	15%	–	–
Customer 3	39%	–	–	–	–
Customer 4	31%	–	–	254,125	–
Customer 5	12%	–	–	15,884	–

Revenues attributable to geographic location based on the location of the customer during each of the years in the three-year period ended December 31, 2011 are as follows:

Sales:	2011	2010	2009
United States	$ 685,351	$ 4,826,334	$ 7,860,163
Canada	504,831	1,000	–
Asia	101,532	104,000	111,266
Other	–	500	1,500
	$ 1,291,714	$ 4,931,834	$ 7,972,929

During each of the years in the three-year period ended December 31, 2011 revenue is attributable as follows:

Sales:	2011	2010	2009
Consulting services	$ 437,904	$ 170,850	$ 535,095
Licensing	853,810	4,760,984	7,437,834
	$ 1,291,714	$ 4,931,834	$ 7,972,929

11.

Commitments and contingencies:

Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2012	325,852
2013	285,605
2014	330,821
2015	298,761
2016	299,852
2017	87,549
$1,628,440

Rental expense was $288,740 for the year ended December 31, 2011 (2010 - $231,044, 2009 - $211,768).

12.

Share option plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (the “Plan”), enabling them to purchase common shares of the Company.  The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted.  The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 7,584,362 common shares (being 9,558,476 options reserved for issuance less 1,974,114 exercised to date).  As at December 31, 2011, the number of common shares available for future grants of stock options amounts to 1,631,661.  Subsequent to year end, the Board resolved to increase the Plan by 1,400,000 common shares, subject to shareholder approval.  Furthermore, Dr. Pak, as part of his employment agreement in February 2012 received 1,400,000 options under the Plan, also subject to shareholder approval.

Assumptions used when valuing the options and warrants at their date of grant using the Black-Scholes option pricing model include: risk-free interest rate of 1.85% (2010 – 2.27%, 2009 – 2.68), weighted average expected life of five years, expected dividend yield of 0% and average volatility of 114% (2010, 154%, 2009 – 77%).

The following table summarizes information about stock options outstanding at December 31, 2011:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.18 – $0.49	2,721,294	3.50	$ 0.44	1,182,601	$ 0.46
$0.50 – $0.60	2,371,875	1.32	0.57	1,780,625	0.57
$0.70 – $0.83	859,532	0.46	0.83	859,532	0.83
	5,952,701	2.19	$ 0.55	3,822,758	$ 0.59

Changes for the stock option plan during the years ended December 31 are as follows:

	Year ended 2011		Year ended 2010
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	5,184,813	$ 0.58	5,637,663	$ 0.61
Options granted	1,660,757	0.42	1,124,273	0.45
Options exercised	–	–	(280,451)	0.46
Options forfeited	(892,869)	0.32	(1,296,672)	0.63
Options outstanding, end of year	5,952,701	0.55	5,184,813	0.58
Options exercisable, end of year	3,822,758	0.59	2,937,262	0.63
Weighted average fair value of options granted during the year		$0.32		$0.34

During the year ended December 31, 2011, the Company recorded stock-based compensation expense of $669,952 (2010 - $658,991; 2009 - $1,195,570) related to stock options and warrants granted to employees, officers, directors and consultants.

The Company’s unvested share based payment awards consist of stock options granted under the stock options plan.  The value of each unvested award is calculated using the fair value of the stock options on the grant date.  The following table summarizes information about unvested stock options outstanding at December 31, 2011:

	Number of shares	Weighted average exercise price
Unvested options outstanding beginning of year	2,299,961	$ 0.51
Options granted	1,660,757	0.42
Options vested	(1,240,877)	0.50
Options forfeited	(589,898)	0.44
Unvested options outstanding end of year	2,129,943	$ 0.47

As of December 31, 2011, there was $777,000 unrecognized compensation cost related to Company’s stock options that is expected to be recognized over a period of 1.1 years.

13.

Related party transactions:

In April 2008, the Company entered into a three year employment agreement with the former Chief Executive Officer, Mr. Wahbe, which was renewed for a further one year period during 2011.  Compensation payable to the CEO consists of an annual salary of up to Cdn$450,000, that is payable through the issuance of up to 300,000 Diversinet common shares annually, and a bonus of up to Cdn$300,000 that is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by Diversinet’s Board of Directors.  Compensation cost is capped at the value of the common shares issued under the terms of the agreement.  The CEO is also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  In addition, in 2008, the Company granted the CEO options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  During 2008 Mr. Wahbe received 50,000 options.  During 2011 and 2010 the former CEO received an additional 300,000 common shares and Cdn$72,000 in compensation.  During 2009 the former CEO received 500,000 common shares (of which 200,000 common shares were issued subsequent to year end) and Cdn$72,000 in compensation.  As of December 31, 2011, the former CEO owns 9,075,000 common shares and 1,500,000 options, representing approximately 23.8% of the issued and outstanding common shares of the Company, assuming the exercise of such options.  The former CEO is also the Chairman of the Company’s Board of Directors.  Effective December 14, 2011, the Company has engaged a new CEO.

In May 2011, we appointed Mr. Alan Portela, currently CEO of Airstrip Technologies Inc., to the Company’s board of directors.  Additionally, Mr. Portela serves as chairman of the Diversinet Executive Advisory Board.  The consulting firm founded by Mr. Portela, Hybrid Clinical Transformation LLC (“Hybrid”), has also been retained by Diversinet to provide sales and business development services.  In 2011, options to purchase 513,257 common shares at $0.49 per share, vesting quarterly in arrears over a two year period were granted to Mr. Portela.  During 2011, the Company paid Hybrid $70,000.  The Company has transacted these services at the exchange amount.

In December 2011, we appointed Dr. Hon Pak, a recently retired Chief Information Officer (CIO) of the U.S. Army Medical Department, as interim Chief Executive Officer.  The consulting firm founded by Dr. Pak, HSP Consulting (“HSP”) has been retained by Diversinet to provide Dr. Pak’s services.  In 2011, options to purchase 300,000 common shares at $0.18 per share, vesting equally in December 2011, June 2012 and December 2012 were granted to Dr. Pak upon his appointment to the position of interim CEO.  In addition, 50,000 common shares with a fair value of $0.41 per share, vesting quarterly in arrears over a two year period were granted to Dr. Pak in exchange for services rendered in his role as member of the Company’s advisory board.  During 2011, the Company paid HSP $15,000.  The Company has transacted these services at the exchange amount.

During June 2010 as part of the Settlement and Mutual Release Agreement, HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation, valued at $3,060,707 (at a per share price of $0.44, being the closing price on the day prior to the effective date of the settlement agreement).  The Company had commercial transactions with subsidiaries of HSA as disclosed in note 6 to these financial statements.

14.

Capital risk management:

The Company manages its capital to maintain its ability to continue as a going concern.  The capital structure of the Company consists of cash and cash equivalents and equity comprised of issued capital, additional paid-in capital, share purchase warrants and deficit.  The Company manages its capital structure and makes adjustments to it in light of economic conditions.  The Company’s primary objective with respect to its capital management is to ensure it has sufficient cash resources to pursue its commercialization efforts and maintain its ongoing operations.  The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, or by undertaking other activities as deemed appropriate under the specific circumstances.  The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2011.

15.

Financial risk management:

a) Overview:  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Audit Committee reviews the Company’s risk management policies on an annual basis.  The finance department identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

b) Credit risk:  Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises from the Company’s accounts receivables and cash and cash equivalents.  The carrying amount of financial assets represents the maximum credit exposure.  Our customer base is limited to a few large health service enterprises, financial services and security providers.  As a result, we often maintain individually significant receivable balances due from them.  The majority of the Company’s customers are located in the United States with the remaining located in Canada and Asia.  At December 31, 2011 the accounts receivable balance was $287,155 (2010 - $75,150).

The Company invests its excess cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio.  The Company’s cash is not subject to any external restrictions.  Investments must be rated at least investment grade by recognized rating agencies.  Given these high credit ratings, the Company does not expect any counterparties to these investments to fail to meet their obligations.

c) Liquidity risk:  Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  As detailed in note 1 above, the Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.  The Company manages its liquidity risk by continuously monitoring forecast and actual revenues and expenditures and cash flows from operations.  Senior management is also actively involved in the review and approval of planned expenditures.  All of the Company’s financial liabilities have contracted maturities of less than one year.

d) Market risk:  Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its financial instruments.

  (i) Interest rate risk:  Based on management’s knowledge and experience of the financial markets, management does not believe that the Company’s current financial instruments will be affected by interest rate risk.  Interest rate risk is remote as interest rates on the Company’s cash equivalents are fixed with maturity dates of less than 90 days.  A change of 1% in interest rates at December 31, 2011 would not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments held.

  (ii) Currency risk:  The Company operates internationally with the U.S. dollar as its functional currency and therefore is exposed to foreign exchange risk from various currencies, primarily Canadian dollars.  Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company's main objective in managing its foreign exchange risk is to maintain Canadian cash on hand to support Canadian forecasted obligations and cash flows.  To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.  During fiscal 2011 and 2010 the Company maintained a portion of its cash resources in both U.S. and Canadian dollar cash and cash equivalents.  The Company does not have any foreign currency derivative instruments outstanding at December 31, 2011.

Balances in foreign currencies at December 31, 2011 are as follows:	Canadian Dollars
Cash and cash equivalents	$44,783
Accounts payable and accrued liabilities	$327,146

Fluctuations in the Canadian dollar exchange rate could have a potentially significant impact on the Company's results from operations. However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

e) Fair value of financial instruments:  For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments.  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.  The Company’s fair values of financial instruments that are carried at fair value on the consolidated balance sheets are at the quoted market price which is categorized as Level 1 in the fair value hierarchy.  There were no financial instruments categorized in Level 2 or 3 (valuation technique using observable market inputs or valuation technique using non-observable market inputs) as at December 31, 2011 and 2010.

Executive Officers

Dr. Hon Pak, Chief Executive Officer joined Diversinet in December 2011 and is responsible for the operation of the company with a focus on providing heathcare organizations with an agile secure mobile application platform for secure messaging.  Dr. Pak is a recently retired Chief Information Officer of the US Army Medical Department, an $11 billion healthcare system with more than 60,000 employees.  He was the Army’s first Chief Medical Information Officer prior to his promotion to CIO.  He also previously served as president of the American Telemedicine Association, leading the effort on global health and standards development for telehealth.  He has also headed the Advanced Information Technology Group within the Telemedicine and Advanced Technology Research Center, which has served as the U.S. Department of Defense health IT research and development arm.  Dr. Pak holds a medical degree from the Uniformed Services University of Health Sciences and completed a fellowship in dermatology at Walter Reed Army Medical Center. He is a distinguished graduate of the United States Military Academy.

David Hackett, Chief Financial Officer and Corporate Secretary joined Diversinet in 2002 having been the Chief Financial Officer and Corporate Secretary of Aucxis Corp.  Prior to that Mr. Hackett was Chief Financial Officer, Director and Corporate Secretary of EveryWare Development Inc.  Mr. Hackett was instrumental in raising numerous financing rounds and acquisitions, including the eventual sale of EveryWare to Pervasive Software Inc.  Mr. Hackett began his professional career as a Chartered Accountant at Ernst & Young.  He also holds a MBA with distinction from the Richard Ivey School of Business at The University of Western Ontario and a Bachelor of Arts (Honours) degree in Economics from Queen's University.

Board of Directors

Albert Wahbe, Chairman has served as a Director and Chairman since July 2006 and CEO from April 2007 to December 2011.  Mr. Wahbe was previously Executive Vice President and Group Head, Global Transaction Banking at Scotiabank, where he led the evolution of e-commerce and e-banking to provide Global Business solutions.  Mr. Wahbe was also CEO of e-Scotia, where he developed Scotiabank’s Internet banking, e-commerce, wireless, telephone banking and smart card technologies for consumers.  Prior to Scotiabank, Mr. Wahbe held senior management positions in marketing and technology operations at I.B.M. Canada.  Mr. Wahbe graduated from the Harvard University Graduate School of Business in 1998, completing the Advanced Management Program and International Senior Management Program.

Richard Eidinger has served as a director since September 2010.  He is licensed to practice medicine in Canada and the United States. Dr. Eidinger has held executive positions with Aetna Health Plans and FHP (now United Healthcare) and currently is a Partner in the Life Sciences Practice of Heidrick & Struggles in the U.S.A.  Dr. Eidinger graduated from the University of Saskatchewan College of Medicine.  He completed training in Internal Medicine at the University of Western Ontario.  He was a Fellow in Gastroenterology at the UCLA School of Medicine and is certified by the American Board of Internal Medicine.  He also holds an M.B.A. from the Anderson Graduate School of Management at UCLA.

Gregory Milavsky has served as a Director since April 2007. Mr. Milavsky has over 20 years of corporate finance, investment banking and private equity experience in Toronto, London, New York and Tokyo.  He was Associate Director of Corporate Finance with CIBC Limited, Investment Banker with James D. Wolfensohn Incorporated, Senior Vice President and Director with Rothschild Canada, Chief Executive of Rothschild Quantico Capital, Managing Director and Group Head of Scotiabank Private Equity Investments and is currently Senior Advisor of Canterbury Park Capital.  He holds an MBA with distinction from the Harvard Graduate School of Business Administration and a bachelor of applied science degree in civil engineering from the University of Toronto.

Hon Pak has served as Diversinet’s Chief Executive Officer since December 2011.

Alan Portela has served as a Director since May 2011.  He has more than 25 years experience as an information technology strategist and executive.  He is currently CEO of Airstrip Technologies Inc, which provides mobile medical software applications designed to work across any platform to improve patient safety and reduce risk.  He also serves as a director of CliniComp Intl. and an adviser to InTouch Health and Accenture.  He is the founder of Hybrid Clinical Transformation LLC., which provides consulting services to healthcare companies.  Mr. Portela is also a frequent industry speaker and lecturer at the University of California Irvine's Paul Merage School of Business.

Philippe Tardif has served as a Director since March 2007.  Mr. Tardif is a partner at the law firm Borden Ladner Gervais LLP and specializes in securities law and capital markets transactions.  He also advises on corporate governance matters and acts as advisor to special committees and boards of directors.  A past member of the Securities Advisory Committee to the Ontario Securities Commission and a member of the Securities Law Subcommittee of the Ontario Bar Association, Mr. Tardif was called to the Ontario Bar in 1987.

James Wigdale has served as a Director since January, 2005.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm's Chief Investment Officer.  Prior to founding Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co.  Mr. Wigdale was also the VP of Corporate Banking from 1984 to 1990 at Barnett Bank, Inc. (now Bank of America).  He holds a Bachelor of Science (Marketing) degree from Miami University of Ohio.

Diversinet Corp. 2235 Sheppard Avenue East Suite 1700 Toronto, Ontario Canada M2J 5B5 Tel: (416) 756-2324 Fax: (416) 756-7346 www.diversinet.com	Transfer Agent: Computershare Investor Services Inc. 100 University Avenue Toronto, Ontario Canada M5J 2Y1 Tel: 1-800-564-6253 www.computershare.com	Auditors: KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto, Ontario Canada M2P 2H3 Tel: (416) 228-7000	Traded on: TSX Venture Exchange OTC Bulletin Board Symbols: DIV (TSXV) DVNTF (OTC BB)

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF DIVERSINET CORP.

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

June 28, 2012

PROXY

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF DIVERSINET CORP. (the "Company")

TO BE HELD AT 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario on Thursday June 28, 2012, at 10:00 AM

Appointment of Proxyholder

I/We being holder(s) of the Company hereby appoint: Hon Pak, Chief Executive Officer of the Company, or failing this person, David Hackett, Chief Financial Officer of the Company, or in the place of the foregoing, ______________________________ as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Diversinet Corp.  to be held at 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario on Thursday June 28, 2012, at the hour of 10:00 a.m. (Toronto time) and any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

		For	Withhold
1.	Election of Directors
01. Richard Eidinger
02. Greg Milavsky
03. Hon Pak
04. Alan Portela
05. Philippe Tardif
06. Albert Wahbe
07. James Wigdale

		For	Withhold
2.	To appoint KPMG LLC as Auditors of the Company and authorize the Directors to fix their remuneration
		For	Against
3.

Special resolution:  To consider and, if deemed advisable, to authorize the Directors to reserve 1,400,000 shares of common stock for issuance under the Diversinet Corp. Amended and Restated Stock Option Plan

		For	Against
4.	Special resolution: To consider and, if deemed advisable, approve the issuance of up to 75,000 common shares to each non-management Director as compensation.

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given in respect to the Meeting.  If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

Interim Financial Statements	Annual Report

Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.

Mark this box if you would like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

Form of Proxy - Annual and Special General Meeting of Shareholders to be held on June 28, 2012

This Form of Proxy is solicited by and on behalf of Management.

Notes to Proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.

This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Eastern Time, on June 26, 2012.